Dreyfus Premier Core Value Fund

ANNUAL REPORT December 31, 2007




Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses
   With Those of Other Funds

9 Statement of Investments

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

19 Financial Highlights

25 Notes to Financial Statements

33 Report of Independent Registered
   Public Accounting Firm

34 Important Tax Information

35 Board Members Information

37 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Core Value Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Brian Ferguson, Portfolio Manager

Fund and Market Performance Overview

After posting moderate gains over the first half of 2007, stocks generally declined over the second half in response to slowing U.S. economic growth and a credit crisis emanating from the subprime mortgage sector of the bond market. While value-oriented stocks were hit particularly hard as investors reassessed their attitudes toward risk, the fund posted a positive absolute return for the reporting period overall, outperforming its benchmark on the strength of its stock selection strategy in nine of 10 market sectors represented in the benchmark.

For the 12-month period ended December 31, 2007, Dreyfus Premier Core Value Fund's Class A shares produced a total return of 2.75%, Class B shares returned 2.01%, Class C shares returned 2.00%, Class I shares returned 3.04%, Class T shares returned 2.49% and Institutional shares returned 2.89%.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index, produced a total return of –0.17% for the same period.[2]

The Fund's Investment Approach

The fund invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, business momentum and likely catalysts that could ignite the stock price.

Market Volatility Produced Divergent Sector Returns

After a relatively long period of stability that lasted through midyear, U.S. stocks generally declined over the final six months of 2007 due mainly to declining housing prices, soaring energy costs and a credit crunch that began in the subprime mortgage market. These factors dampened U.S. economic growth, which, by year-end, many analysts feared might slip into a recession. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by making cash available to the banking system and reducing the overnight federal funds rate three times between September and December. Still, newly risk-averse investors punished stocks that they regarded as unlikely to sustain earnings growth during an economic downturn.

These developments led to widely disparate returns across market sectors, as energy and materials stocks advanced strongly due to rising commodity prices while the financials sector was hard-hit by subprime-related losses. In this environment, the fund outperformed the benchmark in nine of 10 market sectors. Our security selection strategy produced above-average results in eight of those areas, while our sector allocation strategy helped boost returns in the financials sector. Only the materials sector slightly lagged its counterpart within the Russell 1000 Value Index.

Utilities, Consumer and Technology Shares Supported Fund Returns

Our stock selection strategy produced particularly strong relative performance among utilities stocks, where we focused on unregulated power producers, such as Constellation Energy Group and NRG Energy, that had greater pricing power as demand for energy outpaced supply. In the consumer discretionary area, we eliminated the fund's position in cable television operator Comcast early in the year, enabling the fund to avoid further weakness stemming from intensifying competitive pressures. Positions in certain discount retailers, such as The TJX Companies, also helped protect the fund from the brunt of the industry group's decline. Our security selection strategy in the information technology sector identified some of the area's top performers. Computer hardware maker Hewlett-Packard cut costs and gained market share after installing a new management team, and software giant Microsoft benefited from positive product cycles in its operating systems and gaming platform businesses.

While the fund's financial holdings outperformed the benchmark's financials component, the area nonetheless was a drag on absolute returns. Especially hard-hit were companies with direct or indirect exposure to troubled U.S. housing markets, such as mortgage insurer PMI Group, which we considered attractively priced compared to its book value. However, we eliminated or trimmed the fund's positions in housing-related stocks as the market declined, helping to avoid further deterioration. The materials sector was the only area in which the fund lagged the benchmark, primarily due to its underweighted exposure. We had regarded most materials companies as too richly valued.

Finding Value in a Challenging Market Environment

Heightened market volatility sometimes can produce investment opportunities among fundamentally sound companies that have been punished too severely by skittish investors. While we have begun to identify such opportunities, we have been cautious in taking advantage of them as negative investor sentiment may fuel further near-term price declines in some sectors. Instead, we have focused on several long-term, secular themes that we believe will produce gains in 2008 for participating companies. Themes include more demand for agricultural driven businesses, pricing power for electric utilities, the positive effects of political advertising spending on media companies and investments in U.S. financial companies by sovereign wealth funds. In our judgment, identifying the beneficiaries of these and other long-term themes may position the fund well for the long term.

January 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index, which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Core Value Fund Class A shares, Class I shares and Institutional shares and the Russell 1000 Value Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares, Institutional shares and Class I shares of Dreyfus Premier Core Value Fund on 12/31/97 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A, Institutional and Class I shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares, Institutional shares and Class I shares. The Index is an unmanaged index, which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		(3.15)%	11.95%	5.95%
without sales charge		2.75%	13.29%	6.58%
Class B shares				
with applicable redemption charge †	1/16/98	(1.72)%	12.22%	6.10%††,††††
without redemption	1/16/98	2.01%	12.47%	6.10%††,††††
Class C shares				
with applicable redemption charge †††	1/16/98	1.07%	12.46%	5.79%††††
without redemption	1/16/98	2.00%	12.46%	5.79%††††
Class I shares		3.04%	13.58%	6.82%
Class T shares				
with applicable sales charge (4.5%)	8/16/99	(2.13)%	11.96%	5.86%††††
without sales charge	8/16/99	2.49%	13.00%	6.35%††††
Institutional shares		2.89%	13.42%	6.69%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†††† *The total return performance figures presented for Class B, C and T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 1/16/98, 1/16/98 and 8/16/99 (the inception dates for Class B, C and T shares) respectively, adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Value Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.69	$ 9.38	$ 9.38	$ 4.45	$ 6.92	$ 5.19
Ending value (after expenses)	$961.70	$958.20	$958.20	$963.00	$960.20	$962.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.85	$ 9.65	$ 9.65	$ 4.58	$ 7.12	$ 5.35
Ending value (after expenses)	$1,019.41	$1,015.63	$1,015.63	$1,020.67	$1,018.15	$1,019.91

† Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class I, 1.40% for Class T and 1.05% for Institutional multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2007

Common Stocks—100.5%	Shares	Value ($)
Banking—6.3%		
Bank of America	334,206	13,789,340
Citigroup	450,903	13,274,584
U.S. Bancorp	151,410	4,805,753
Wachovia	170,430	6,481,453
		38,351,130
Consumer Discretionary—6.9%		
Gap	170,240	3,622,707
Johnson Controls	84,660	3,051,146
Lowe's Cos.	96,340	2,179,212
Macy's	62,820	1,625,153
McDonald's	53,100	3,128,121
News, Cl. A	331,430	6,791,001
Omnicom Group	147,200 [a]	6,996,416
Royal Caribbean Cruises	75,560 [a]	3,206,766
Time Warner	165,280	2,728,773
TJX Cos.	126,390	3,631,185
Toll Brothers	83,700 [b]	1,679,022
Viacom, Cl. B	80,780 [b]	3,547,858
		42,187,360
Consumer Staples—11.0%		
Altria Group	188,400	14,239,272
Cadbury Schweppes, ADR	135,690	6,699,015
Coca-Cola Enterprises	124,210	3,233,186
CVS Caremark	83,750 [a]	3,329,063
Estee Lauder Cos., Cl. A	37,560	1,637,992
Kraft Foods, Cl. A	238,334	7,776,838
Molson Coors Brewing, Cl. B	58,560 [a]	3,022,867
Procter & Gamble	265,530	19,495,213
Wal-Mart Stores	98,680	4,690,260
Walgreen	80,810	3,077,245
		67,200,951

Common Stocks (continued)	Shares	Value ($)
Energy—16.5%		
Anadarko Petroleum	38,480	2,527,751
Chesapeake Energy	88,570 [a]	3,471,944
Chevron	191,800	17,900,694
Devon Energy	143,300	12,740,803
EOG Resources	51,670	4,611,548
Exxon Mobil	226,312	21,203,171
Hess	50,640	5,107,550
Marathon Oil	139,320	8,479,015
Occidental Petroleum	176,190	13,564,868
Valero Energy	66,310	4,643,689
XTO Energy	127,800 [a]	6,563,808
		100,814,841
Exchange Traded Funds—.5%		
iShares Russell 1000 Value Index Fund	38,210	**3,066,353**
Financial—19.7%		
Aetna	60,440	3,489,201
American International Group	155,763	9,080,983
AON	77,320	3,687,391
Capital One Financial	69,420	3,280,789
Chubb	96,920	5,289,894
Fannie Mae	102,880	4,113,142
Franklin Resources	24,970	2,857,317
Freddie Mac	39,810	1,356,327
Genworth Financial, Cl. A	117,855 [a]	2,999,410
Goldman Sachs Group	42,560	9,152,528
Invesco	214,120 [a]	6,719,086
JPMorgan Chase & Co.	332,170	14,499,221
Lincoln National	91,030	5,299,767
Merrill Lynch & Co.	128,540	6,900,027
MetLife	96,760	5,962,351
Morgan Stanley	82,380	4,375,202
Northern Trust	60,250	4,613,945
PNC Financial Services Group	53,510	3,512,932

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Principal Financial Group	66,830 [a]	4,600,577
Prudential Financial	48,370	4,500,345
T. Rowe Price Group	60,440	3,679,587
Wells Fargo & Co.	346,000	10,445,740
		120,415,762
Health Care−7.8%		
Abbott Laboratories	155,100	8,708,865
Amgen	87,810 [b]	4,077,896
Baxter International	108,800	6,315,840
Covidien	75,960	3,364,268
Merck & Co.	164,630	9,566,649
Schering-Plough	161,720	4,308,221
Thermo Fisher Scientific	62,650 [a,b]	3,613,652
Wyeth	173,780	7,679,338
		47,634,729
Industrial−9.3%		
Deere & Co.	44,850	4,176,432
Dover	62,230	2,868,181
Eaton	68,950	6,684,703
General Electric	622,240	23,066,437
Honeywell International	60,690	3,736,683
Lockheed Martin	28,000	2,947,280
Raytheon	61,140	3,711,198
Tyco International	46,700	1,851,655
Union Pacific	30,840	3,874,121
Waste Management	122,900	4,015,143
		56,931,833
Information Technology−6.3%		
Accenture, Cl. A	82,750	2,981,483
Automatic Data Processing	80,920	3,603,368
Cisco Systems	215,520 [b]	5,834,126
Hewlett-Packard	140,020	7,068,210
Intel	184,390	4,915,837

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Microsoft	177,660	6,324,696
NCR	79,370 b	1,992,187
Teradata	82,030 b	2,248,442
Tyco Electronics	94,010	3,490,591
		38,458,940
Materials–2.6%		
Air Products & Chemicals	32,970	3,251,831
Allegheny Technologies	32,180	2,780,352
Celanese, Ser. A	72,920	3,085,974
Dow Chemical	79,270	3,124,823
Freeport-McMoRan Copper & Gold	32,400 a	3,319,056
		15,562,036
Telecommunications–6.5%		
AT & T	639,965	26,596,945
Verizon Communications	300,310	13,120,544
		39,717,489
Utilities–7.1%		
Constellation Energy Group	61,380	6,293,291
Entergy	69,610	8,319,787
Exelon	86,495	7,061,452
Mirant	100,980 a,b	3,936,200
NRG Energy	122,930 a,b	5,327,786
Questar	119,240	6,450,884
Southern	161,370	6,253,088
		43,642,488
Total Common Stocks		
(cost $516,108,805)		**613,983,912**

Other Investment–.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $2,349,000)	2,349,000 c	**2,349,000**

Investment of Cash Collateral for Securities Loaned—5.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $32,853,503)	32,853,503 c	**32,853,503**
Total Investments (cost $551,311,308)	**106.3%**	**649,186,415**
Liabilities, Less Cash and Receivables	**(6.3%)**	**(38,596,303)**
Net Assets	**100.0%**	**610,590,112**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on loan is $33,481,450 and the total market value of the collateral held by the fund is $34,557,835, consisting of cash collateral of $32,853,503 and U.S. Government and agency securities valued at $1,704,332.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	19.7	Telecommunications	6.5
Energy	16.5	Information Technology	6.3
Consumer Staples	11.0	Banking	6.3
Industrial	9.3	Money Market Investments	5.8
Health Care	7.8	Materials	2.6
Utilities	7.1	Exchange Traded Funds	.5
Consumer Discretionary	6.9		**106.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $33,481,450)–Note 1(b):		
Unaffiliated issuers	516,108,805	613,983,912
Affiliated issuers	35,202,503	35,202,503
Dividends and interest receivable		961,308
Receivable for shares of Beneficial Interest subscribed		15,075
		650,162,798
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		654,883
Cash overdraft due to Custodian		8,707
Liability for securities on loan–Note 1(b)		32,853,503
Payable for shares of Beneficial Interest redeemed		6,052,520
Interest payable–Note 2		3,073
		39,572,686
Net Assets ($)		**610,590,112**
Composition of Net Assets ($):		
Paid-in capital		514,390,469
Accumulated undistributed investment income–net		326,082
Accumulated net realized gain (loss) on investments		(2,001,546)
Accumulated net unrealized appreciation (depreciation) on investments		97,875,107
Net Assets ($)		**610,590,112**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T	Institutional
Net Assets ($)	522,906,156	26,645,551	16,572,494	1,394,885	2,392,102	40,678,924
Shares Outstanding	17,505,764	910,587	566,860	46,730	80,118	1,362,653
Net Asset Value Per Share ($)	**29.87**	**29.26**	**29.24**	**29.85**	**29.86**	**29.85**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $27,609 foreign taxes withheld at source):	
Unaffiliated issuers	16,532,320
Affiliated issuers	187,902
Interest	176,090
Income from securities lending	24,291
Total Income	**16,920,603**
Expenses:	
Management fee–Note 3(a)	6,004,581
Distribution and service fees–Note 3(b)	2,058,798
Directors' fees and expenses–Note 3(a)	45,206
Loan commitment fees–Note 2	5,866
Interest expense–Note 2	3,306
Total Expenses	**8,117,757**
Less–Director fees reimbursed by the Manager–Note 3(a)	(45,206)
Net Expenses	**8,072,551**
Investment Income–Net	**8,848,052**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	39,344,889
Net unrealized appreciation (depreciation) on investments	(29,018,064)
Net Realized and Unrealized Gain (Loss) on Investments	**10,326,825**
Net Increase in Net Assets Resulting from Operations	**19,174,877**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007a	2006
Operations ($):		
Investment income−net	8,848,052	7,466,062
Net realized gain (loss) on investments	39,344,889	85,435,127
Net unrealized appreciation (depreciation) on investments	(29,018,064)	35,507,648
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,174,877**	**128,408,837**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(7,810,838)	(6,116,596)
Class B shares	(254,740)	(207,125)
Class C shares	(123,543)	(72,968)
Class I shares	(108,839)	(76,497)
Class T shares	(32,567)	(26,990)
Institutional Shares	(663,937)	(518,978)
Net realized gain on investments:		
Class A shares	(42,093,570)	(84,798,475)
Class B shares	(2,466,684)	(8,849,926)
Class C shares	(1,391,903)	(3,240,011)
Class I shares	(508,414)	(870,947)
Class T shares	(201,432)	(495,795)
Institutional Shares	(3,287,550)	(6,663,598)
Total Dividends	**(58,944,017)**	**(111,937,906)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	40,085,946	33,450,766
Class B shares	550,036	1,510,935
Class C shares	1,179,760	2,094,368
Class I shares	1,096,343	1,340,569
Class T shares	296,144	701,874
Institutional Shares	847,676	867,944

| | Year Ended December 31, | |
	2007[a]	2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	43,432,695	79,114,953
Class B shares	2,534,368	8,203,108
Class C shares	1,288,594	2,610,615
Class I shares	615,892	944,387
Class T shares	227,701	504,754
Institutional Shares	3,856,636	7,044,317
Cost of shares redeemed:		
Class A shares	(74,701,854)	(133,374,410)
Class B shares	(30,469,016)	(20,355,944)
Class C shares	(5,813,398)	(4,756,622)
Class I shares	(5,900,616)	(1,104,642)
Class T shares	(1,445,146)	(686,496)
Institutional Shares	(5,906,978)	(4,736,790)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(28,225,217)**	**(26,626,314)**
Total Increase (Decrease) in Net Assets	**(67,994,357)**	**(10,155,383)**
Net Assets ($):		
Beginning of Period	678,584,469	688,739,852
End of Period	**610,590,112**	**678,584,469**
Undistributed investment income–net	326,082	490,141

	Year Ended December 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	1,223,509	1,027,585
Shares issued for dividends reinvested	1,432,160	2,488,150
Shares redeemed	(2,291,194)	(4,092,976)
Net Increase (Decrease) in Shares Outstanding	**364,475**	**(577,241)**
Class B[b]		
Shares sold	17,264	47,312
Shares issued for dividends reinvested	85,084	262,866
Shares redeemed	(946,775)	(636,104)
Net Increase (Decrease) in Shares Outstanding	**(844,427)**	**(325,926)**
Class C		
Shares sold	37,358	65,670
Shares issued for dividends reinvested	43,561	83,675
Shares redeemed	(180,767)	(149,192)
Net Increase (Decrease) in Shares Outstanding	**(99,848)**	**153**
Class I		
Shares sold	33,594	40,533
Shares issued for dividends reinvested	20,309	29,734
Shares redeemed	(195,159)	(33,401)
Net Increase (Decrease) in Shares Outstanding	**(141,256)**	**36,866**
Class T		
Shares sold	9,093	21,515
Shares issued for dividends reinvested	7,498	15,865
Shares redeemed	(43,815)	(20,571)
Net Increase (Decrease) in Shares Outstanding	**(27,224)**	**16,809**
Institutional Shares		
Shares sold	26,624	27,122
Shares issued for dividends reinvested	127,036	221,572
Shares redeemed	(182,481)	(143,421)
Net Increase (Decrease) in Shares Outstanding	**(28,821)**	**105,273**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 576,529 Class B shares representing $18,595,312 were automatically converted to 565,175 Class A shares and during the period ended December 31, 2006, 192,361 Class B shares representing $6,138,847 were automatically converted to 189,051 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	32.00	31.38	30.34	27.44	21.57
Investment Operations:					
Investment income—net [a]	.45	.38	.30	.24	.17
Net realized and unrealized gain (loss) on investments	.42	5.94	1.26	2.88	5.86
Total from Investment Operations	.87	6.32	1.56	3.12	6.03
Distributions:					
Dividends from investment income—net	(.46)	(.37)	(.35)	(.22)	(.16)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(3.00)	(5.70)	(.52)	(.22)	(.16)
Net asset value, end of period	29.87	32.00	31.38	30.34	27.44
Total Return (%) [b]	2.75	21.00	5.18	11.41	28.09
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.15	1.15	1.15	1.15	1.15
Ratio of net investment income to average net assets	1.38	1.17	.99	.86	.71
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	522,906	548,601	556,017	634,007	607,633

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.40	30.87	29.83	27.02	21.27
Investment Operations:					
Investment income–net[a]	.22	.13	.07	.02	(.01)
Net realized and unrealized gain (loss) on investments	.39	5.85	1.26	2.85	5.77
Total from Investment Operations	.61	5.98	1.33	2.87	5.76
Distributions:					
Dividends from investment income–net	(.21)	(.12)	(.12)	(.06)	(.01)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(2.75)	(5.45)	(.29)	(.06)	(.01)
Net asset value, end of period	29.26	31.40	30.87	29.83	27.02
Total Return (%)[b]	2.01	20.12	4.47	10.62	27.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.91	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income to average net assets	.70	.42	.24	.10	(.04)
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	26,646	55,112	64,239	78,154	78,780

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.38	30.85	29.83	27.02	21.27
Investment Operations:					
Investment income (loss)−net[a]	.21	.14	.07	.02	(.01)
Net realized and unrealized gain (loss) on investments	.40	5.84	1.24	2.85	5.77
Total from Investment Operations	.61	5.98	1.31	2.87	5.76
Distributions:					
Dividends from investment income−net	(.21)	(.12)	(.12)	(.06)	(.01)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	−	−
Total Distributions	(2.75)	(5.45)	(.29)	(.06)	(.01)
Net asset value, end of period	29.24	31.38	30.85	29.83	27.02
Total Return (%)[b]	2.00	20.07	4.43	10.62	27.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.91	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.65	.42	.24	.10	(.04)
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	16,572	20,919	20,564	21,958	22,480

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

Class I Shares	Year Ended December 31,				
	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.98	31.36	30.33	27.43	21.56
Investment Operations:					
Investment income–net[b]	.57	.46	.38	.31	.22
Net realized and unrealized gain (loss) on investments	.39	5.95	1.25	2.88	5.87
Total from Investment Operations	.96	6.41	1.63	3.19	6.09
Distributions:					
Dividends from investment income–net	(.55)	(.46)	(.43)	(.29)	(.22)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(3.09)	(5.79)	(.60)	(.29)	(.22)
Net asset value, end of period	29.85	31.98	31.36	30.33	27.43
Total Return (%)	3.04	21.26	5.45	11.69	28.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.90	.90	.90	.90
Ratio of net expenses to average net assets	.90	.90	.90	.90	.90
Ratio of net investment income to average net assets	1.63	1.42	1.25	1.09	.95
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	1,395	6,012	4,740	50,536	52,723

[a]   *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.99	31.37	30.33	27.43	21.57
Investment Operations:					
Investment income—net [a]	.38	.30	.23	.18	.11
Net realized and unrealized gain (loss) on investments	.41	5.94	1.26	2.87	5.85
Total from Investment Operations	.79	6.24	1.49	3.05	5.96
Distributions:					
Dividends from investment income—net	(.38)	(.29)	(.28)	(.15)	(.10)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(2.92)	(5.62)	(.45)	(.15)	(.10)
Net asset value, end of period	29.86	31.99	31.37	30.33	27.43
Total Return (%) [b]	2.49	20.67	4.95	11.14	27.72
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.41	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets	1.17	.93	.74	.65	.45
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	2,392	3,434	2,840	2,945	2,264

[a]   Based on average shares outstanding at each month end.
[b]   Exclusive of sales charge.
See notes to financial statements.

	Year Ended December 31,				
Institutional Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.98	31.36	30.32	27.42	21.55
Investment Operations:					
Investment income–net[a]	.48	.42	.33	.27	.19
Net realized and unrealized gain (loss) on investments	.43	5.94	1.26	2.88	5.87
Total from Investment Operations	.91	6.36	1.59	3.15	6.06
Distributions:					
Dividends from investment income–net	(.50)	(.41)	(.38)	(.25)	(.19)
Dividends from net realized gain on investments	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(3.04)	(5.74)	(.55)	(.25)	(.19)
Net asset value, end of period	29.85	31.98	31.36	30.32	27.42
Total Return (%)	2.89	21.11	5.33	11.53	28.25
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.05	1.05	1.05	1.05
Ratio of net expenses to average net assets	1.05	1.05	1.05	1.05	1.05
Ratio of net investment income to average net assets	1.49	1.28	1.09	.96	.81
Portfolio Turnover Rate	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	40,679	44,506	40,341	41,202	41,848

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering eight series, including the fund, as of the date of this report. The fund's investment objective is to seek long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I, Class T and Institutional shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are subject to a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I and Institutional shares are offered without a front-end sales charge or CDSC. Institutional shares are offered only to those customers of certain financial planners and investment advisers who held shares of a predecessor class of the fund as of April 4, 1994, and bear a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $10,410 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $326,082, undistributed capital gains $10,150 and unrealized appreciation $97,108,143. In addition, the fund had $1,244,732 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $14,227,185 and $20,615,240 and long term capital gains $44,716,832 and $91,322,666, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trust, the fund decreased accumulated undistributed investment income-net by $17,647 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility ("the Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007, was approximately $63,200 with a related weighted average annualized interest rate of 5.23%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-

Free Municipal Funds and the Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended December 31, 2007, the Distributor retained $14,558, $397 and $1 from commissions earned on sales of the fund's Class A, Class T shares and Institutional shares, respectively, and $81,277 and $5,106 from CDSC on redemptions on the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares and Institutional shares may pay annually up to .25% and .15%, respectively, of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares and Institutional shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares, respectively. During the period ended December 31, 2007, Class A, Class B, Class C, Class T and Institutional shares were charged $1,386,132, $302,133, $141,833, $7,257 and $66,197 respectively, pursuant to their respective Plans. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $100,711, $47,278 and $7,257, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $493,362, Rule 12b-1 distribution plan fees $151,333 and shareholder services plan fees $10,188.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $299,549,633 and $373,561,487, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $552,078,272; accordingly, accumulated net unrealized appreciation on investments was $97,108,143, consisting of $119,475,335 gross unrealized appreciation and $22,367,192 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
The Dreyfus/Laurel Funds Trust:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Core Value Fund (the "Fund") of The Dreyfus/Laurel Funds Trust, including the statement of investments as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Core Value Fund of The Dreyfus/Laurel Funds Trust as of December 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 21, 2008

For federal tax purposes, the fund also hereby designates 93.12% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $11,650,039 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also the fund hereby designates $.3318 per share as a long-term capital gain distribution and $.1012 per share as a short-term capital gain distribution paid on March 30, 2007 and also the fund hereby designates $1.9456 per share as a long-term capital gain distribution and $.1614 per share as a short-term capital gain distribution paid on December 20, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

——————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

——————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

——————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

———————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

———————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Core Value Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DCVIX	Class B: DBCVX	Class C: DCVCX
	Class I: DTCRX	Class T: DCVTX	Institutional: DCVFX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0312AR1207

Dreyfus Premier Limited Term High Yield Fund

ANNUAL REPORT December 31, 2007



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses
With Those of Other Funds

9 Statement of Investments

23 Statement of Assets and Liabilities

24 Statement of Operations

25 Statement of Changes in Net Assets

27 Financial Highlights

31 Notes to Financial Statements

42 Report of Independent Registered
Public Accounting Firm

43 Important Tax Information

44 Board Members Information

46 Officers of the Fund

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Limited Term High Yield Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors in which prices of U.S. Treasury securities surged higher while virtually all other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Still, strong performance over the first half of the year helped most fixed-income indices post positive absolute returns for the year. During the second half of the year, the Fed took action to forestall a potential recession by implementing several short-term interest rate cuts. By the end of 2007, these actions contributed to a relatively wider yield-curve along the bond market's maturity spectrum.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Karen Bater and David Bowser, Portfolio Managers

Fund and Market Performance Overview

High yield bonds rallied over the first half of 2007 in response to robust investor demand, sound business conditions and historically low default rates. However, the market encountered considerable turbulence over the summer, when turmoil in the sub-prime mortgage sector appeared to spread to other areas of the bond market, sparking a credit and liquidity crisis that produced sharp declines in high-yield bond prices. As a result, the fund's Class A and I shares produced returns that were slightly lower than its benchmark, primarily due to its bias toward higher-quality credits during the market downturn.

For the 12-month period ended December 31, 2007, Class A, B, C and I shares of Dreyfus Premier Limited Term High Yield Fund achieved total returns of 2.03%, 1.53%, 1.28% and 2.29%, respectively.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index") achieved a total return of 2.57% over the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. The average effective maturity of the fund is limited to a maximum of 5.5 years.

At least 80% of the fund's assets are invested in fixed-income securities that are rated below investment grade ("high yield" or "junk" bonds) or are the unrated equivalent as determined by Dreyfus. Individual issues are selected based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

Summer Turbulence Interrupted a Long Market Rally

High yield market conditions generally remained favorable over the first six months of the reporting period, as a moderate economic slow-down, mild inflation and steady short-term interest rates helped support bond prices. In fact, yield differences between high yield bonds and U.S. Treasury securities reached all-time narrow levels in early June, evidence that these generally benign influences had fostered an environment in which investors were comfortable with credit risks. Issuers took advantage of investors' ample appetite for risk by issuing a high volume of new securities to finance corporate acquisitions and leveraged buyouts, many featuring terms and covenants that historically have been considered unfavorable to bondholders.

Market conditions changed dramatically over the summer, when sub-prime credit concerns spread to other parts of the financial markets. Although we saw no change in business fundamentals and default rates remained low, fixed-income investors quickly became more cautious. Some highly leveraged buyouts stalled when buyers did not materialize for securities with questionable credit characteristics. In addition, selling pressure from highly leveraged hedge funds contributed to difficult liquidity conditions and sharply lower bond prices.

In an attempt to improve market liquidity, The Federal Reserve Board (the "Fed") intervened in mid-August by reducing the discount rate. The Fed followed up in September, October and December with cuts in the federal funds rate. While these moves helped restore a degree of investor confidence, high yield bonds generally remained under pressure through year-end when the economy continued to lose momentum and several major banks reported substantial sub-prime-related losses.

Our Tilt Toward Quality Helped Cushion Volatility

As economic conditions began to deteriorate and defaults among sub-prime mortgages grew more severe near mid-year, we reduced the fund's positions in lower-tier, CCC-rated credits and increased its focus on shorter-maturity, single-B rated bonds that ranked relatively high in their issuers' capital structure. Typically, we selected bonds of issuers with high levels of free cash flow, and we looked for certain covenants designed to protect the interests of bond holders. We found a number of such opportunities among credits from the aerospace, hotel and environmental services industries. Although these holdings were hurt along with other credits during the market downturn, which led to the slight attribution lag versus the Index, they held up well compared to market averages. Conversely, the fund held relatively little exposure to issuers that were directly affected by the sub-prime mortgage crisis and slowing economy, such as financial services firms, home builders and retailers.

Positioning for a New Phase of the Credit Cycle

As 2008 begins, additional signs of economic weakness have stoked recession fears, and many analysts were not completely surprised by the Fed's inter-meeting rate-cut of 75 basis points on January 22, just after the end of the reporting period. Although default rates have remained near historical lows, we expect old-fashioned credit research to become a more important determinant of investment success. Our research-intensive approach has identified a number of income opportunities in the utilities, services, chemicals, cable, media and telecommunications industry groups, but relatively few among financial companies, real estate firms and retailers.

January 23, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. The index does not reflect fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Limited Term High Yield Fund Class A shares, Class B shares, Class C shares and Class I shares and the Merrill Lynch U.S. High Yield Master II Constrained Index

†   Source: Bloomberg L.P.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class I shares of Dreyfus Premier Limited Term High Yield Fund on 12/31/97 to a $10,000 investment made in the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(2.51)%**	**9.18%**	**2.72%**
without sales charge	**2.03%**	**10.20%**	**3.20%**
Class B shares			
with applicable redemption charge †	**(2.26)%**	**9.42%**	**2.89%**
without redemption	**1.53%**	**9.70%**	**2.89%**
Class C shares			
with applicable redemption charge ††	**0.33%**	**9.43%**	**2.44%**
without redemption	**1.28%**	**9.43%**	**2.44%**
Class I shares	**2.29%**	**10.47%**	**3.46%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term High Yield Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.78	$ 7.28	$ 8.53	$ 3.52
Ending value (after expenses)	$994.50	$992.10	$990.80	$995.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.84	$ 7.37	$ 8.64	$ 3.57
Ending value (after expenses)	$1,020.42	$1,017.90	$1,016.64	$1,021.68

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.45% for Class B, 1.70% for Class C and .70% for Class I; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes—95.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising—1.3%				
Lamar Media, Gtd. Notes, Ser. B	6.63	8/15/15	429,000	419,348
Lamar Media, Sr. Unscd. Notes	6.63	8/15/15	1,725,000	1,686,188
R.H. Donnelley, Sr. Notes	8.88	10/15/17	1,530,000 [a]	1,422,900
				3,528,436
Aerospace & Defense—1.8%				
DRS Technologies, Gtd. Notes	6.88	11/1/13	524,000	524,000
Esterline Technologies, Gtd. Notes	6.63	3/1/17	1,375,000	1,368,125
L-3 Communications, Gtd. Bonds	3.00	8/1/35	550,000	667,563
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	1,410,000	1,395,900
United AirLines, Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	981,877	1,158,615
				5,114,203
Agricultural—.3%				
Alliance One International, Gtd. Notes	11.00	5/15/12	800,000	**840,000**
Asset-Backed Ctfs./ Home Equity Loans—.0%				
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M8	7.20	9/25/37	90,000	40,489
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M7	7.20	9/25/37	180,000	51,352
				91,841
Automobile Manufacturers—2.4%				
Ford Motor, Unscd. Notes	7.45	7/16/31	3,315,000	2,477,963
General Motors, Notes	7.20	1/15/11	2,615,000 [b]	2,412,338
General Motors, Sr. Unsub. Debs.	8.38	7/15/33	1,465,000 [b]	1,186,650
GMAC, Notes	7.00	2/1/12	805,000	683,558
				6,760,509

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts−2.5%				
American Axle and Manufacturing, Gtd. Notes	7.88	3/1/17	1,140,000 b	1,034,550
Goodyear Tire & Rubber, Gtd. Notes	8.63	12/1/11	461,000	482,897
Goodyear Tire & Rubber, Sr. Notes	9.00	7/1/15	1,114,000 b	1,186,410
Tenneco Automotive, Gtd. Notes	8.63	11/15/14	2,070,000	2,044,125
Tenneco Automotive, Scd. Notes, Ser. B	10.25	7/15/13	618,000	661,260
United Components, Sr. Sub. Notes	9.38	6/15/13	1,613,000	1,600,902
				7,010,144
Building & Construction−.6%				
Goodman Global Holdings, Gtd. Notes	7.88	12/15/12	524,000	542,340
Goodman Global Holdings, Gtd. Notes, Ser. B	7.99	6/15/12	1,159,000 c	1,156,102
				1,698,442
Chemicals−2.3%				
Airgas, Gtd. Notes	6.25	7/15/14	1,450,000 b	1,392,000
Ineos Group Holdings, Gtd. Notes	8.50	2/15/16	2,550,000 a,b	2,282,250
Nalco, Sr. Sub. Notes	8.88	11/15/13	2,653,000 b	2,779,017
				6,453,267
Commercial & Professional Services−2.3%				
Aramark, Gtd. Notes	8.50	2/1/15	1,012,000	1,029,710
Corrections Corp. of America, Gtd. Notes	6.25	3/15/13	1,710,000	1,692,900
Education Management, Gtd. Notes	8.75	6/1/14	625,000	630,469
Education Management, Gtd. Notes	10.25	6/1/16	1,310,000 b	1,355,850
Hertz, Gtd. Notes	8.88	1/1/14	1,375,000	1,400,781

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services (continued)					
Hertz, Gtd. Notes		10.50	1/1/16	430,000	447,200
					6,556,910
Commercial Mortgage Pass-Through Ctfs.−.4%					
Global Signal Trust, Ser. 2006-1, Cl. F		7.04	2/15/36	1,080,000 a	**1,052,287**
Consumer Products−.3%					
Chattem, Sr. Sub. Notes		7.00	3/1/14	826,000	**819,805**
Diversified Financial Services−9.5%					
Basell AF, Gtd. Notes		8.38	8/15/15	2,175,000 a	1,767,188
CCM Merger, Notes		8.00	8/1/13	630,000 a	596,925
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	2,550,000	2,441,625
Consolidated Communications Illinois/Texas Holdings, Sr. Notes		9.75	4/1/12	761,000	787,635
Ford Motor Credit, Unscd. Notes		7.38	10/28/09	4,745,000	4,468,044
Ford Motor Credit, Sr. Unscd. Notes		8.00	12/15/16	1,820,000	1,548,252
Ford Motor Credit, Sr. Unscd. Notes		8.63	11/1/10	1,135,000	1,053,861
GMAC, Sr. Unsub. Notes	EUR	5.38	6/6/11	1,000,000 d	1,209,571
GMAC, Notes		6.13	1/22/08	1,375,000 b	1,375,223
GMAC, Unsub. Notes		7.75	1/19/10	3,665,000 b	3,420,339
GMAC, Bonds		8.00	11/1/31	1,190,000	1,000,636
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	2,580,000 a	2,205,900
Idearc, Gtd. Notes		8.00	11/15/16	2,330,000	2,149,425

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Kansas City Southern Railway, Gtd. Notes	7.50	6/15/09	600,000	603,750
Stena, Sr. Notes	7.50	11/1/13	1,001,000	992,241
UCI Holdco, Sr. Notes	12.49	12/15/13	902,393 a,c	857,273
				26,477,888
Diversified Metals & Mining—2.5%				
Arch Western Finance, Gtd. Notes	6.75	7/1/13	750,000 c	731,250
CSN Islands IX, Gtd. Notes	10.50	1/15/15	1,500,000 a,c	1,743,750
Freeport-McMoRan Cooper & Gold, Sr. Unscd. Notes	8.25	4/1/15	2,300,000	2,443,750
Gibraltar Industries, Gtd. Notes, Ser. B	8.00	12/1/15	670,000 c	606,350
Mashantucket Pequot Tribe, Bonds	8.50	11/15/15	650,000 a,b	656,500
Peabody Energy, Gtd. Notes, Ser. B	6.88	3/15/13	805,000	813,050
				6,994,650
Electric Utilities—6.8%				
AES, Sr. Notes	7.75	10/15/15	450,000 a	459,000
AES, Sr. Notes	8.00	10/15/17	300,000 a	308,250
AES, Sr. Unsub. Notes	8.88	2/15/11	1,490,000	1,560,775
AES, Sr. Notes	9.38	9/15/10	1,000,000	1,055,000
Edison Mission Energy, Sr. Notes	7.00	5/15/17	200,000	197,500
Edison Mission Energy, Sr. Unscd. Notes	7.50	6/15/13	1,185,000	1,220,550
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	2,025,000 a	2,045,250
Mirant Americas Generation, Sr. Unscd. Notes	8.30	5/1/11	1,625,000	1,637,187

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Mirant North America, Gtd. Notes	7.38	12/31/13	2,315,000	2,332,362
Nevada Power, Mortgage Notes, Ser. A	8.25	6/1/11	1,321,000	1,441,443
NRG Energy, Gtd. Notes	7.25	2/1/14	1,050,000	1,026,375
NRG Energy, Gtd. Notes	7.38	2/1/16	225,000	219,938
NRG Energy, Gtd. Notes	7.38	1/15/17	565,000	552,287
Reliant Energy, Sr. Notes	7.63	6/15/14	2,985,000 [b]	2,970,075
Sierra Pacific Resources, Sr. Unscd. Notes	8.63	3/15/14	1,910,000	2,050,446
				19,076,438
Environmental Control—1.4%				
Allied Waste North America, Scd. Notes	6.88	6/1/17	3,400,000 [b]	3,332,000
WCA Waste, Gtd. Notes	9.25	6/15/14	625,000	639,062
				3,971,062
Food & Beverages—2.3%				
Dean Foods, Gtd. Notes	7.00	6/1/16	750,000	671,250
Del Monte, Sr. Sub. Notes	8.63	12/15/12	1,031,000 [c]	1,043,887
Dole Food, Sr. Notes	8.63	5/1/09	745,000 [c]	722,650
Smithfield Foods, Sr. Notes, Ser. B	7.75	5/15/13	700,000	693,000
Smithfield Foods, Sr. Unscd. Notes	7.75	7/1/17	750,000	729,375
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	2,675,000	2,654,937
				6,515,099
Health Care—6.2%				
Alliance Imaging, Sr. Sub. Notes	7.25	12/15/12	495,000 [a]	472,725

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Bausch & Lomb, Sr. Unscd. Notes	9.88	11/1/15	1,095,000 a	1,114,162
Community Health Systems, Gtd. Notes	8.88	7/15/15	2,650,000	2,712,938
Davita, Gtd. Notes	6.63	3/15/13	500,000	500,000
HCA, Sr. Unscd. Notes	6.30	10/1/12	2,255,000	2,018,225
HCA, Sr. Unscd. Notes	8.75	9/1/10	2,245,000	2,275,869
HCA, Scd. Notes	9.13	11/15/14	350,000	364,875
HCA, Scd. Notes	9.25	11/15/16	1,300,000	1,368,250
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	1,650,000	1,654,125
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	2,050,000	2,055,125
Tenet Healthcare, Sr. Notes	6.38	12/1/11	1,260,000	1,152,900
Tenet Healthcare, Sr. Notes	9.88	7/1/14	1,712,000	1,639,240
				17,328,434
Lodging & Entertainment—9.7%				
AMC Entertainment, Sr. Sub. Notes	8.00	3/1/14	2,632,000	2,487,240
Cinemark, Sr. Discount Notes	9.75	3/15/14	3,250,000 e	3,042,813
Fontainebleau Las Vegas Holdings, Mortgage Notes	10.25	6/15/15	1,815,000 a	1,583,587
Gaylord Entertainment, Gtd. Notes	6.75	11/15/14	1,425,000	1,350,187
Gaylord Entertainment, Gtd. Notes	8.00	11/15/13	900,000	900,000
Mandalay Resort Group, Sr. Unscd. Notes	6.50	7/31/09	1,651,000	1,659,255
Marquee Holdings, Sr. Discount Notes	9.51	8/15/14	610,000 e	491,050
MGM Mirage, Gtd. Notes	8.38	2/1/11	470,000 b	482,925

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
MGM Mirage, Gtd. Notes	8.50	9/15/10	1,518,000	1,582,515
Mohegan Tribal Gaming Authority, Gtd. Notes	6.38	7/15/09	2,048,000 b	2,058,240
Pokagon Gaming Authority, Sr. Notes	10.38	6/15/14	2,825,000 a	3,051,000
Scientific Games, Gtd. Notes	6.25	12/15/12	2,015,000	1,934,400
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,200,000	1,215,000
Shingle Springs Tribal Group, Sr. Notes	9.38	6/15/15	1,130,000 a	1,101,750
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	1,875,000	1,856,250
Station Casinos, Sr. Sub. Notes	6.50	2/1/14	500,000 b	377,500
Trump Entertainment Resorts, Scd. Notes	8.50	6/1/15	555,000	425,269
Vail Resorts, Gtd. Notes	6.75	2/15/14	1,500,000	1,485,000
				27,083,981
Machinery–2.7%				
Case, Notes	7.25	1/15/16	2,500,000 b	2,512,500
Columbus McKinnon, Sr. Sub. Notes	8.88	11/1/13	605,000	629,200
Douglas Dynamics, Gtd. Notes	7.75	1/15/12	1,980,000 a	1,722,600
Terex, Gtd. Notes	7.38	1/15/14	2,725,000	2,772,687
				7,636,987
Manufacturing–2.1%				
Bombardier, Notes	6.30	5/1/14	1,500,000 a	1,473,750
Bombardier, Sr. Unscd. Notes	8.00	11/15/14	500,000 a	525,000
J.B. Poindexter & Co., Gtd. Notes	8.75	3/15/14	1,500,000 b	1,263,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Manufacturing (continued)				
Mueller Water Products, Gtd. Notes	7.38	6/1/17	385,000	346,019
Polypore, Gtd. Notes	8.75	5/15/12	550,000	540,375
RBS Global & Rexnord, Gtd. Notes	9.50	8/1/14	1,270,000	1,263,650
RBS Global & Rexnord, Gtd. Notes	11.75	8/1/16	525,000 [b]	515,813
				5,928,357
Media−6.1%				
CCH I Holdings, Scd. Notes	11.00	10/1/15	2,395,000	1,963,900
CCH II, Sr. Unscd. Notes	10.25	9/15/10	2,740,000 [b]	2,698,900
CSC Holdings, Sr. Notes, Ser. B	7.63	4/1/11	2,000,000	2,005,000
CSC Holdings, Sr. Notes, Ser. B	8.13	7/15/09	750,000	764,063
Dex Media West/Finance, Sr. Unscd. Notes, Ser. B	8.50	8/15/10	520,000 [b]	529,750
Dex Media West/Finance, Gtd. Notes, Ser. B	9.88	8/15/13	2,879,000	3,001,358
General Cable, Gtd. Notes	7.13	4/1/17	605,000	595,925
ION Media Networks, Sr. Sub. Notes	11.00	7/31/13	35,172 [a]	17,762
Kabel Deutschland, Gtd. Notes	10.63	7/1/14	1,795,000	1,893,725
LBI Media, Sr. Sub. Notes	8.50	8/1/17	1,300,000 [a]	1,259,375
Mediacom, Sr. Unscd. Notes	9.50	1/15/13	465,000	434,194
Nexstar Finance Holdings, Sr. Discount Notes	11.38	4/1/13	956,000 [e]	952,415
Nexstar Finance, Gtd. Notes	7.00	1/15/14	915,000	856,669
Radio One, Gtd. Notes, Ser. B	8.88	7/1/11	95,000	89,181
				17,062,217

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas−5.0%				
Chesapeake Energy, Gtd. Notes	7.00	8/15/14	1,240,000	1,252,400
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	775,000	792,438
Cimarex Energy Gtd. Notes	7.13	5/1/17	1,610,000	1,589,875
Colorado Interstate Gas, Sr. Unscd. Notes	5.95	3/15/15	540,000	536,930
Dynegy Holdings, Sr. Unscd. Notes	8.38	5/1/16	2,435,000 b	2,392,388
Dynegy Holdings, Sr. Notes	8.75	2/15/12	270,000 b	274,050
Whiting Petroleum, Gtd. Notes	7.25	5/1/13	2,000,000 b	1,980,000
Williams Cos., Sr. Unscd. Notes	7.13	9/1/11	250,000 b	265,313
Williams Cos., Notes	7.23	10/1/10	2,375,000 a,c	2,416,563
Williams Cos., Sr. Notes	7.63	7/15/19	975,000	1,061,531
Williams Cos., Sr. Unscd. Notes	7.88	9/1/21	1,170,000	1,303,088
				13,864,576
Packaging & Containers−6.3%				
Ball, Gtd. Notes	6.88	12/15/12	300,000	306,000
BPC Holding, Scd. Notes	8.87	9/15/14	180,000 c	169,200
BPC Holding, Scd. Notes	8.88	9/15/14	1,345,000 b	1,284,475
Crown Americas, Gtd. Notes	7.63	11/15/13	3,715,000	3,817,163
Crown Americas, Gtd. Notes	7.75	11/15/15	3,835,000	3,969,225
Norampac, Gtd. Notes	6.75	6/1/13	2,380,000 b	2,183,650
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	519,000	519,000

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Packaging & Containers (continued)						
Owens Brockway Glass Container, Gtd. Notes		8.25	5/15/13	515,000		536,888
Owens Brockway Glass Container, Gtd. Notes		8.88	2/15/09	822,000		826,110
Plastipak Holdings, Sr. Notes		8.50	12/15/15	2,200,000	a,b	2,211,000
Stone Container, Sr. Unscd. Notes		8.00	3/15/17	1,945,000		1,889,081
						17,711,792
Paper & Forest Products–1.7%						
Georgia-Pacific, Gtd. Notes		7.00	1/15/15	3,410,000	a	3,333,275
Georgia-Pacific, Sr. Unscd. Notes		8.00	1/15/24	725,000		677,875
Verso Paper, Gtd. Notes, Ser. B		11.38	8/1/16	635,000		647,700
						4,658,850
Property & Casualty Insurance–1.3%						
Allmerica Financial, Debs.		7.63	10/15/25	1,500,000		1,456,875
Leucadia National, Sr. Unscd. Notes		7.13	3/15/17	2,315,000		2,152,950
						3,609,825
Real Estate Investment Trusts–1.6%						
B.F. Saul REIT, Scd. Notes		7.50	3/1/14	1,525,000		1,410,625
Host Marriott, Gtd. Notes, Ser. M		7.00	8/15/12	2,500,000		2,512,500
Realogy, Gtd. Notes		12.38	4/15/15	1,080,000	a,b	683,100
						4,606,225
Retail–3.3%						
Amerigas Partners, Sr. Unscd. Notes		7.25	5/20/15	1,245,000		1,226,325
Central European Distribution, Scd. Bonds	EUR	8.00	7/25/12	500,000	a,d	735,374

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Invista,				
Sr. Unscd. Notes	9.25	5/1/12	3,710,000 [a]	3,858,400
Levi Strauss & Co.,				
Sr. Unsub. Notes	9.75	1/15/15	700,000	701,750
Michaels Stores,				
Gtd. Notes	10.00	11/1/14	880,000 [b]	840,400
Neiman-Marcus Group,				
Gtd. Notes	9.00	10/15/15	665,000	689,106
Rite Aid,				
Gtd. Notes	9.38	12/15/15	1,470,000	1,227,450
				9,278,805
Specialty Steel−.4%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	1,200,000 [a]	**1,212,000**
Technology−2.6%				
Amkor Technologies,				
Gtd. Notes	9.25	6/1/16	750,000	755,625
Belden,				
Sr. Sub. Notes	7.00	3/15/17	500,000	490,000
Freescale Semiconductor,				
Sr. Unscd. Notes	8.88	12/15/14	2,785,000	2,499,538
Freescale Semiconductor,				
Gtd. Notes	10.13	12/15/16	805,000 [b]	668,150
Sensata Technologies,				
Gtd. Notes	EUR 9.00	5/1/16	475,000 [d]	613,663
Sungard Data Systems,				
Gtd. Notes	10.25	8/15/15	2,100,000	2,157,750
				7,184,726
Telecommunications−9.2%				
Centennial Cellular Operating,				
Gtd. Notes	10.13	6/15/13	815,000	859,825
Centennial Communications,				
Sr. Unscd. Notes	8.13	2/1/14	600,000 [c]	594,000
Cricket Communications I,				
Gtd. Notes	9.38	11/1/14	740,000	697,450

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)					
Digicel Group, Sr. Notes		8.88	1/15/15	800,000 [a]	734,000
Digicel Group, Sr. Unscd. Notes		9.13	1/15/15	1,712,000 [a,b]	1,566,480
Intelsat Bermuda, Sr. Unscd. Notes		11.25	6/15/16	3,455,000	3,584,562
Intelsat Subsidiary Holding, Sr. Notes		8.25	1/15/13	1,610,000 [c]	1,626,100
Intelsat Subsidiary Holding, Gtd. Notes		8.63	1/15/15	275,000 [c]	277,750
Intelsat, Sr. Unscd. Notes		7.63	4/15/12	1,360,000	1,122,000
Level 3 Financing, Gtd. Notes		9.15	2/15/15	1,150,000 [c]	974,625
MetroPCS Wireless, Gtd. Notes		9.25	11/1/14	1,475,000	1,393,875
Nordic Telephone Holdings, Scd. Notes	EUR	8.25	5/1/16	1,175,000 [a,d]	1,740,994
Nordic Telephone Holdings, Scd. Bonds		8.88	5/1/16	300,000 [a]	309,000
Qwest, Bank Note, Ser. B		6.95	6/30/10	375,000 [c]	382,031
Qwest, Bank Note, Ser. B		6.95	6/30/10	477,000 [c]	485,944
Qwest, Sr. Notes		7.88	9/1/11	440,000	459,800
Qwest, Sr. Notes		8.24	6/15/13	710,000 [c]	727,750
US Unwired, Gtd. Notes, Ser. B		10.00	6/15/12	2,149,000 [b]	2,278,557
Wind Acquisition Finance, Scd. Bonds		10.75	12/1/15	500,000 [a]	547,500
Windstream, Gtd. Notes		8.13	8/1/13	5,045,000	5,246,800
					25,609,043

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation−.3%				
Kansas City Southern of Mexico, Sr. Unsub. Notes	7.63	12/1/13	825,000	**817,781**
Total Bonds and Notes (cost $272,486,029)				**266,554,580**

Preferred Stocks−1.0%			Shares	Value ($)
Banks−.4%				
Sovereign Capital Trust IV, Conv., Cum. $2.1875			41,900	**1,236,050**
Media−.6%				
Spanish Broadcasting System, Ser. B, Cum. $107.505			1,482	**1,499,058**
Total Preferred Stocks (cost $3,626,763)				**2,735,108**

Common Stocks−.3%				
Cable & Media−.0%				
Time Warner Cable, Cl. A			8 [f]	**221**
Electric Utilities−.1%				
Mirant			9,276 [b,f]	**361,578**
Telecommunications−.2%				
AboveNet			5,292 [f]	412,776
AboveNet (warrants 9/8/2008)			718 [f]	39,490
AboveNet (warrants 9/8/2010)			844 [f]	42,200
				494,466
Total Common Stocks (cost $378,999)				**856,265**

Other Investment−2.2%				
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,050,000)			6,050,000 [g]	**6,050,000**

Investment of Cash Collateral for Securities Loaned—12.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $34,274,830)	34,274,830 g	**34,274,830**
Total Investments (cost $316,816,621)	**110.9%**	**310,470,783**
Liabilities, Less Cash and Receivables	**(10.9%)**	**(30,464,094)**
Net Assets	**100.0%**	**280,006,689**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $47,066,870 or 16.8% of net assets.*

[b] *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on loan is $31,802,565 and the total market value of the collateral held by the fund is $34,685,093, consisting of cash collateral of $34,274,830 and U.S. Government and Agency securities valued at $410,263.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   EUR—Euro

[e] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[f] *Non-income producing security.*

[g] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Corporate Bonds	94.8	Asset/Mortgage-Backed	.4
Money Market Investments	14.4	Common Stocks	.3
Preferred Stocks	1.0		**110.9**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $31,802,565)–Note 1(c):		
Unaffiliated issuers	276,491,791	270,145,953
Affiliated issuers	40,324,830	40,324,830
Cash denominated in foreign currencies	2,437	2,404
Interest and dividends receivable		5,561,882
Receivable for shares of Beneficial Interest subscribed		93,511
Unrealized appreciation on forward currency exchange contracts–Note 4		79,585
Unrealized appreciation on swap contracts–Note 4		23,465
		316,231,630
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		272,893
Cash overdraft due to Custodian		803,872
Liability for securities on loan–Note 1(c)		34,274,830
Payable for shares of Beneficial redeemed		838,662
Unrealized depreciation on swap contracts–Note 4		34,684
		36,224,941
Net Assets ($)		**280,006,689**
Composition of Net Assets ($):		
Paid-in capital		728,352,210
Accumulated distributions in excess of investment income–net		(169,930)
Accumulated net realized gain (loss) on investments and foreign currency transactions		(441,900,521)
Accumulated net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions		(6,275,070)
Net Assets ($)		**280,006,689**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	169,453,110	39,891,683	53,293,757	17,368,139
Shares Outstanding	24,484,526	5,758,318	7,690,927	2,508,277
Net Asset Value Per Share ($)	**6.92**	**6.93**	**6.93**	**6.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Interest	23,852,892
Dividends:	
Unaffiliated issuers	320,064
Affiliated issuers	295,890
Income from securities lending	188,121
Total Income	**24,656,967**
Expenses:	
Management fee–Note 3(a)	2,235,292
Distribution and service fees–Note 3(b)	1,467,993
Director fees–Note 3(a)	20,489
Interest expense–Note 2	4,333
Total Expenses	**3,728,107**
Less–Director fees reimbursed by the Manager–Note 3(a)	(20,489)
Net Expenses	**3,707,618**
Investment Income–Net	**20,949,349**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(1,113,899)
Net realized gain (loss) on swap transactions	(2,541,918)
Net realized gain (loss) on forward currency exchange contracts	(839,265)
Net Realized Gain (Loss)	**(4,495,082)**
Net unrealized appreciation (depreciation) on investments, swaps transactions and foreign currency transactions	(11,353,579)
Net Realized and Unrealized Gain (Loss) on Investments	**(15,848,661)**
Net Increase in Net Assets Resulting from Operations	**5,100,688**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment income—net	20,949,349	25,032,256
Net realized gain (loss) on investments	(4,495,082)	5,023,959
Net unrealized appreciation (depreciation) on investments	(11,353,579)	2,272,264
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,100,688**	**32,328,479**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(13,922,341)	(16,213,908)
Class B shares	(3,561,162)	(5,618,531)
Class C shares	(3,977,856)	(4,708,337)
Class I shares	(1,317,667)	(1,384,831)
Total Dividends	**(22,779,026)**	**(27,925,607)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	22,371,989	24,562,106
Class B shares	551,723	2,985,895
Class C shares	4,606,504	7,985,544
Class I shares	8,226,009	3,347,791
Dividends reinvested:		
Class A shares	7,383,384	8,054,669
Class B shares	1,862,672	2,649,119
Class C shares	1,617,711	1,924,723
Class I shares	1,285,311	1,363,284
Cost of shares redeemed:		
Class A shares	(51,863,201)	(69,472,740)
Class B shares	(27,684,167)	(34,967,375)
Class C shares	(15,258,190)	(19,803,807)
Class I shares	(9,133,542)	(5,433,618)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(56,033,797)**	**(76,804,409)**
Total Increase (Decrease) in Net Assets	**(73,712,135)**	**(72,401,537)**
Net Assets ($):		
Beginning of Period	353,718,824	426,120,361
End of Period	**280,006,689**	**353,718,824**
Distributions in excess of investment income—net	(169,930)	(249,078)

	Year Ended December 31,	
	2007 [a]	2006
Capital Share Transactions:		
Class A [b]		
Shares sold	3,102,079	3,402,897
Shares issued for dividends reinvested	1,030,483	1,115,544
Shares redeemed	(7,218,058)	(9,623,951)
Net Increase (Decrease) in Shares Outstanding	**(3,085,496)**	**(5,105,510)**
Class B [b]		
Shares sold	76,165	412,273
Shares issued for dividends reinvested	258,768	366,732
Shares redeemed	(3,821,909)	(4,834,773)
Net Increase (Decrease) in Shares Outstanding	**(3,486,976)**	**(4,055,768)**
Class C		
Shares sold	637,961	1,104,471
Shares issued for dividends reinvested	225,125	266,305
Shares redeemed	(2,127,924)	(2,736,302)
Net Increase (Decrease) in Shares Outstanding	**(1,264,838)**	**(1,365,526)**
Class I		
Shares sold	1,147,277	461,934
Shares issued for dividends reinvested	178,834	188,704
Shares redeemed	(1,280,725)	(756,747)
Net Increase (Decrease) in Shares Outstanding	**45,386**	**(106,109)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 1,205,939 Class B shares representing $8,746,306, were automatically converted to 1,207,249 Class A shares and during the period ended December 31, 2006, 1,462,933 Class B shares representing $10,587,498 were automatically converted to 1,464,542 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	7.33	7.24	7.65	7.43	6.28
Investment Operations:					
Investment income—net[b]	.49	.49	.51	.52	.63
Net realized and unrealized gain (loss) on investments	(.37)	.14	(.36)	.23	1.17
Total from Investment Operations	.12	.63	.15	.75	1.80
Distributions:					
Dividends from investment income—net	(.53)	(.54)	(.56)	(.53)	(.65)
Net asset value, end of period	6.92	7.33	7.24	7.65	7.43
Total Return (%)[c]	2.03	8.66	2.22	10.44	29.87
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.96	.95	.95	.95	.97
Ratio of net expenses to average net assets	.95	.95	.95	.95	.97
Ratio of net investment income to average net assets	6.78	6.76	6.93	7.00	8.87
Portfolio Turnover Rate	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	169,453	202,098	236,421	286,342	191,270

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

		Year Ended December 31,			
Class B Shares	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	7.34	7.24	7.65	7.43	6.28
Investment Operations:					
Investment income—net[b]	.45	.45	.46	.47	.59
Net realized and unrealized gain (loss) on investments	(.37)	.16	(.35)	.25	1.18
Total from Investment Operations	.08	.61	.11	.72	1.77
Distributions:					
Dividends from investment income—net	(.49)	(.51)	(.52)	(.50)	(.62)
Net asset value, end of period	6.93	7.34	7.24	7.65	7.43
Total Return (%)[c]	1.53	8.12	1.73	10.06	29.25
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.46	1.45	1.45	1.45	1.47
Ratio of net expenses to average net assets	1.45	1.45	1.45	1.45	1.47
Ratio of net investment income to average net assets	6.24	6.25	6.36	6.50	8.46
Portfolio Turnover Rate	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	39,892	67,834	96,334	167,756	239,015

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	7.34	7.24	7.65	7.43	6.28
Investment Operations:					
Investment income—net[b]	.43	.43	.45	.46	.57
Net realized and unrealized gain (loss) on investments	(.36)	.16	(.36)	.24	1.18
Total from Investment Operations	.07	.59	.09	.70	1.75
Distributions:					
Dividends from investment income—net	(.48)	(.49)	(.50)	(.48)	(.60)
Net asset value, end of period	6.93	7.34	7.24	7.65	7.43
Total Return (%)[c]	1.28	7.85	1.48	9.63	29.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.71	1.70	1.70	1.70	1.72
Ratio of net expenses to average net assets	1.70	1.70	1.70	1.70	1.72
Ratio of net investment income to average net assets	6.02	6.01	6.14	6.26	8.15
Portfolio Turnover Rate	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	53,294	65,728	74,770	115,309	86,479

[a] *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class I Shares	Year Ended December 31,				
	2007[a]	2006	2005	2004[b]	2003
Per Share Data ($):					
Net asset value, beginning of period	7.33	7.24	7.65	7.43	6.27
Investment Operations:					
Investment income—net[c]	.52	.51	.53	.52	.67
Net realized and unrealized gain (loss) on investments	(.38)	.14	(.36)	.25	1.16
Total from Investment Operations	.14	.65	.17	.77	1.83
Distributions:					
Dividends from investment income—net	(.55)	(.56)	(.58)	(.55)	(.67)
Net asset value, end of period	6.92	7.33	7.24	7.65	7.43
Total Return (%)	2.29	8.92	2.34	10.87	30.15
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.70	.70	.72
Ratio of net expenses to average net assets	.70	.70	.70	.70	.72
Ratio of net investment income to average net assets	7.01	7.01	7.18	7.31	9.26
Portfolio Turnover Rate	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	17,368	18,059	18,595	21,714	1,283

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

[c] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term High Yield Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class I. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution, service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $101,296 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components accumulated earnings on a tax basis were as follows: undistributed ordinary income $668,856, accumulated capital losses $438,156,194 and unrealized depreciation $8,536,592. In addition, the fund had $2,321,591 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $53,989,658 of the carryover expires in fiscal 2008, $161,394,992 expires in fiscal 2009, $138,776,715 expires in fiscal 2010, $72,493,638 expires in fiscal 2011, $6,851,219 expires in fiscal 2013 and $4,649,972 expires in fiscal 2015. Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carry forwards, brought forward as a result of the fund's merger with the following funds may apply: Dreyfus Short Term High Yield Fund, Dreyfus Premier High Yield Securities Fund and High Yield Total Fund. It is probable that the fund will not be able to utilize most of its capital loss carryovers prior to its expiration date.

The tax characters of distributions paid to shareholders during fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $22,779,026 and $27,925,607, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions, amortization of premiums, consent fees and expiration of capital loss carryovers, the fund increased accumulated undistributed investment income-net by $1,908,825, increased accumulated net realized gain (loss) on investments by $42,722,995 and decreased paid-in capital by $44,631,820. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2007, was approximately $74,600 with a related weight average annualized interest rate of 5.81%.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended December 31, 2007, the Distributor retained $3,778 from commissions earned on sales of the fund's Class A shares and $199,829 and $5,237 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% and .75% of the value of the average daily net assets of Class B and Class C shares, respectively. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended December 31, 2007, Class A, Class B and Class C shares were charged $473,708, $260,641 and $452,493, respectively, pursuant to their respective Plans. During the period ended December 31, 2007, Class B and Class C shares were charged $130,320 and $150,831, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $165,467, Rule 12b-1 distribution plan fees $87,496 and service plan fees $19,930.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and swap transactions during the period ended December 31, 2007, amounted to $156,091,635 and $217,095,692, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Euro, Expiring 03/19/2008	4,740,000	7,004,251	6,924,666	**79,585**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the

Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes open credit default swaps entered into by the fund at December 31, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
2,675,000	Owens-Brockway, 8.875%, 2/15/2009	JPMorgan	(1.95)	6/20/2010	(34,684)
2,675,000	Owens-Illinois, 7.5%, 5/15/2010	JPMorgan	2.60	6/20/2010	23,465
Total					**(11,219)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2007, the cost of investments for federal income tax purposes was $318,532,252; accordingly, accumulated net unrealized depreciation on investments was $8,061,469, consisting of $3,621,272 gross unrealized appreciation and $11,682,741 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
The Dreyfus/Laurel Funds Trust:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Limited Term High Yield Fund (the "Fund") of The Dreyfus/Laurel Funds Trust, including the statement of investments, as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Limited Term High Yield Fund of The Dreyfus/Laurel Funds Trust as of December 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 22, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 1.28% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $320,064 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates 93.55% of ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying interest related dividends.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

———————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

———————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

———————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

44

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Limited Term
High Yield Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DPLTX | Class B: DLTBX | Class C: PTHIX |
| | Class I: DLHRX | | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0029AR1207

Dreyfus Premier Managed Income Fund

ANNUAL REPORT December 31, 2007




A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Fund Performance

8 Understanding Your Fund's Expenses

8 Comparing Your Fund's Expenses With Those of Other Funds

9 Statement of Investments

28 Statement of Financial Futures

28 Statement of Options Written

29 Statement of Assets and Liabilities

30 Statement of Operations

31 Statement of Changes in Net Assets

33 Financial Highlights

37 Notes to Financial Statements

53 Report of Independent Registered Public Accounting Firm

54 Important Tax Information

55 Board Members Information

57 Officers of the Fund

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Managed Income Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors in which prices of U.S. Treasury securities surged higher while virtually all other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Still, strong performance over the first half of the year helped most fixed-income indices post positive absolute returns for the year. During the second half of the year, the Fed took action to forestall a potential recession by implementing several short-term interest rate cuts. By the end of 2007, these actions contributed to a relatively wider yield-curve along the bond market's maturity spectrum.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

While the U.S. bond market was relatively stable over the first half of 2007, the second half saw heightened market volatility as a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among investors. U.S. Treasury securities gained value in this environment, but other types of bonds generally declined in value. The fund underperformed its benchmark, which we attribute to sub-par performance among its holdings of corporate bonds and asset-backed securities as well as the portfolio's underweight exposure to Treasuries relative to the fund's benchmark.

For the 12-month period ended December 31, 2007, Class A, B, C and I shares of Dreyfus Premier Managed Income Fund produced total returns of 5.55%, 4.68% and, 4.64% and 5.72%, respectively.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, produced a total return of 6.97% for the same period.[2]

The Fund's Investment Approach

The fund seeks high current income consistent with what is believed to be prudent risk of capital. The fund invests at least 65% of its total assets in various types of U.S. government and corporate debt obligations rated investment grade (or their unrated equivalent as determined by Dreyfus). The fund also normally invests at least 65% of its total assets in debt obligations having effective maturities of 10 years or less. We do not attempt to match the sector percentages of any index, nor do we attempt to predict the direction of interest rates by substantially altering the fund's sensitivity to changes in rates. Instead, the heart of our investment process is selecting individual securities that possess a combination of superior fundamentals and attractive relative valuations.

Fixed-Income Securities Produced Mixed Results in 2007

Most sectors of the U.S. bond market produced positive absolute returns in 2007, but those results were achieved in a challenging market environment over the second half of the year, when a sharp increase in delinquencies and defaults among sub-prime mortgages resulted in concerns that consumer spending and economic growth might slow. By July, sub-prime-related weakness had spread to other areas of the bond market, causing a flight to quality among investors and creating difficult liquidity conditions in a number of market sectors. Some highly leveraged institutional investors were forced to sell their more liquid and creditworthy bonds to raise cash for redemption requests and margin calls, putting downward pressure on prices of securities in market sectors with little or no exposure to sub-prime loans.

In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board (the "Fed") reduced key short-term interest rates in August, September, October and December and pumped liquidity into the banking system. However, mounting losses among major financial institutions and intensifying economic concerns continued to weigh heavily on the bond market. U.S. Treasury securities fared well during the flight to quality, but higher-yielding bonds — including most corporate-backed and mortgage-backed securities — lost value as investors reassessed their attitudes toward risk.

Non-Treasury Holdings Hurt the Fund's Performance Relative to the Index

Strategies that had supported the fund's performance relative to its benchmark in previous reporting periods proved to be less successful during the credit crunch. As the crisis unfolded, the fund's relatively light holdings of U.S. Treasuries and overweight position in shorter-duration corporate bonds and asset-backed securities proved to be a drag on its relative performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on companies in industries that tend to be less vulnerable to risks associated with leveraged buyouts. However, this focus detracted from relative performance during the credit crisis. While the fund's holdings of asset-backed securities were composed primarily of AAA-rated bonds and fixed-rate mortgages, their underperformance had a negative impact on the fund's returns. A modest position in high yield bonds also lagged the averages.

On a more positive note, the fund benefited from its "bulleted" yield curve strategy because of widening yield differences along the market's maturity range, and from a slightly longer-than-average duration that helped the fund participate in gains among U.S. Treasuries. The fund's modest holdings of non-dollar securities, particularly bonds from the emerging markets, also contributed positively to performance, as did the purchase of credit default swaps on certain corporate bonds.

Positioning the Fund for a Changing Market

Despite the Fed's intervention, uncertainty has persisted with regard to the impact of elevated energy prices, tighter lending standards and the housing recession on economic growth. In addition to its inter-meeting rate-cut on January 22, we further expect the Fed to reduce short-term interest rates in 2008, and we have maintained the fund's interest-rate strategies. In addition, we have found more opportunities among short-maturity international bonds, and we have increased the fund's positions in credit default swaps on bonds of companies in economically-sensitive industries. In our view, these are prudent strategies in today's uncertain market environment.

January 23, 2008

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Managed Income Fund Class A shares, Class B shares, Class C shares and Class I shares and the Lehman Brothers U.S. Aggregate Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class I shares of Dreyfus Premier Managed Income Fund on 12/31/97 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**0.81%**	**3.71%**	**4.48%**
without sales charge	**5.55%**	**4.67%**	**4.96%**
Class B shares			
with applicable redemption charge †	**0.68%**	**3.53%**	**4.49%**
without redemption	**4.68%**	**3.88%**	**4.49%**
Class C shares			
with applicable redemption charge ††	**3.64%**	**3.87%**	**4.18%**
without redemption	**4.64%**	**3.87%**	**4.18%**
Class I shares	**5.72%**	**4.92%**	**5.22%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Managed Income Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.89	$ 8.73	$ 8.73	$ 3.60
Ending value (after expenses)	$1,042.80	$1,038.00	$1,037.70	$1,043.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.84	$ 8.64	$ 8.64	$ 3.57
Ending value (after expenses)	$1,020.42	$1,016.64	$1,016.64	$1,021.68

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.70% for Class B, 1.70% for Class C and .70% for Class I; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes−108.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural−.1%				
Philip Morris, Sr. Unscd. Debs.	7.75	1/15/27	105,000	**135,654**
Asset-Backed Ctfs./ Auto Receivables−2.1%				
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	480,000 a	436,498
Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. C	4.73	9/15/10	425,000	425,113
Capital Auto Receivables Asset Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	500,000 a	475,528
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	125,000	125,027
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	85,000	85,246
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	239,197
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	60,000	59,515
WFS Financial Owner Trust, Ser. 2004-4, Cl. B	3.13	5/17/12	47,203	46,679
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	42,656	42,290
WFS Financial Owner Trust, Ser. 2005-3, Cl. B	4.50	5/17/13	95,000	94,991
WFS Financial Owner Trust, Ser. 2005-3, Cl. C	4.54	5/17/13	50,000	49,825
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	170,000	169,918
				2,249,827
Asset-Backed Ctfs./Credit Cards−4.0%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	5.42	1/15/13	435,000 a,b	418,970
Bank One Issuance Trust, Ser. 2004-C1, Cl. C1	5.53	11/15/11	980,000 b	967,368
Bank One Issuance Trust, Ser. 2003-C4, Cl. C4	6.06	2/15/11	1,135,000 b	1,137,701

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Credit Cards (continued)**				
Chase Issuance Trust, Ser. 2006-C4, Cl. C4	5.32	1/15/14	825,000 b	776,878
Citibank Credit Card Issuance Trust, Ser. 2003-C1, Cl. C1	6.34	4/7/10	1,030,000 b	1,029,708
				4,330,625
Asset-Backed Ctfs./ **Home Equity Loans—.8%**				
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	80,304 b	79,917
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	253,322 b	252,226
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	3,089 b	3,082
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	140,000 b	136,826
Countrywide Asset-Backed Certificates, Ser. 2006-1, Cl. AF1	5.00	7/25/36	8,962 b	8,950
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	69,246 b	69,409
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	4.91	4/25/36	10,481 b	10,406
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	75,000 b	70,341
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	145,000 b	129,133
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	130,000 b	58,247
Residential Asset Securities, Ser. 2001-KS3, Cl. MII1	5.69	9/25/31	52,772 b	42,613
				861,150
Asset-Backed Ctfs./ **Manufactured Housing—.3%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	54,453	56,449
Origen Manufactured Housing, Ser. 2004-B, Cl. A2	3.79	12/15/17	30,046	29,815

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Manufactured Housing (continued)				
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	115,000	115,306
Vanderbilt Mortgage Finance, Ser. 1999-A, Cl. 1A6	6.75	3/7/29	80,000 b	82,035
				283,605
Automobile Manufacturers−.7%				
Daimler Finance North America, Notes	4.88	6/15/10	65,000	64,748
Daimler Finance North America, Gtd. Notes	5.46	3/13/09	320,000 b	318,306
DaimlerChrysler North America, Gtd. Notes, Ser. E	5.44	10/31/08	250,000 b	249,569
DaimlerChrysler North America, Gtd. Notes	5.54	3/13/09	135,000 b	134,100
				766,723
Automotive, Trucks & Parts−.0%				
Goodyear Tire & Rubber, Gtd. Notes	8.66	12/1/09	30,000 b	**30,375**
Banks−5.6%				
BAC Capital Trust XIV, Bank Gtd. Notes	5.63	12/31/49	470,000 b	417,459
Capital One Financial, Sr. Unsub. Notes	5.43	9/10/09	540,000 b	510,595
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	145,000	138,838
Colonial Bank, Sub. Notes	6.38	12/1/15	250,000	247,457
Ford Motor Credit, Sr. Notes	5.80	1/12/09	335,000	318,056
Greater Bay Bancorp, Sr. Notes, Ser. B	5.25	3/31/08	100,000	100,095
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	275,000 a,b	272,328
Islandsbanki, Notes	5.40	10/15/08	87,000 a,b	86,941
J.P. Morgan & Co., Sub. Notes	6.25	1/15/09	160,000 c	161,972

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Landsbanki Islands, Sr. Notes	5.73	8/25/09	250,000 a,b	249,676
Marshall & Ilsley Bank, Sub. Notes, Ser. BN	5.40	12/4/12	260,000 b	245,517
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	325,000	328,358
Morgan Stanley, Notes	3.88	1/15/09	690,000	683,072
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	180,000	186,930
Northern Rock, Sub. Notes	6.59	6/29/49	215,000 a,b	133,503
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	290,000 a,b	289,633
Sovereign Bancorp, Sr. Unscd. Notes	5.11	3/23/10	250,000 b	248,207
Sovereign Bancorp, Sr. Notes	5.40	3/1/09	195,000 b	192,368
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	330,000 b	291,472
USB Capital IX, Gtd. Notes	6.19	4/15/49	795,000 b,c	720,001
Western Financial Bank, Sub. Debs.	9.63	5/15/12	165,000	177,522
Zions Bancorporation, Sr. Unscd. Notes	5.36	4/15/08	105,000 b	104,241
				6,104,241
Building & Construction—.4%				
American Standard, Gtd. Notes	7.38	2/1/08	145,000	145,175
Centex, Sr. Unscd. Notes	4.75	1/15/08	65,000	64,881
D.R. Horton, Gtd. Notes	5.88	7/1/13	120,000	104,009
D.R. Horton, Sr. Unsub. Notes	6.00	4/15/11	15,000	13,563
Masco, Sr. Unscd. Notes	5.43	3/12/10	140,000 b	135,301
				462,929

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals−.1%				
RPM International, Sr. Unscd. Notes	4.45	10/15/09	125,000	**123,857**
Commercial & Professional Services−.7%				
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	6.13	1/15/17	410,000	404,966
ERAC USA Finance, Notes	5.23	4/30/09	70,000 a,b	69,707
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	215,000 a	208,085
ERAC USA Finance, Notes	7.95	12/15/09	100,000 a	104,986
				787,744
Commercial Mortgage Pass-Through Ctfs.−2.9%				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.15	1/25/37	172,429 a,b	166,514
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	5.27	11/25/35	136,269 a,b	130,222
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5	5.52	1/25/36	79,215 a,b	68,310
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B1	5.97	11/25/35	71,720 a,b	52,356
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	7.87	11/25/35	71,720 a,b	50,204
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	295,000 b	292,551
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2	4.56	2/13/42	125,000 b	123,996
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	120,000	119,420
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	82,854	83,266
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.22	5/15/23	19,805 a,b	19,514
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	115,000 a	113,918

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	75,000 [a]	71,874
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	107,459	108,010
DLJ Commercial Mortgage, Ser. 1998-CGI, Cl. A1B	6.41	6/10/31	129,689	129,733
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	160,000 [a]	155,837
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 [a]	34,048
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.73	3/6/20	305,000 [a,b]	289,837
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G	5.77	3/6/20	150,000 [a,b]	141,466
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.30	3/6/20	95,000 [a,b]	86,367
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	6.55	3/6/20	330,000 [a,b]	310,200
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	106,246 [b]	107,080
Morgan Stanley Capital I, Ser. 1999-CAM1, Cl. A4	7.02	3/15/32	21,799 [b]	22,097
Morgan Stanley Dean Witter Capital I, Ser. 2001-PPM, Cl. A3	6.54	2/15/31	72,261	74,786
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	94,049	94,111
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	70,000 [a]	66,872
Washington Mutual Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	267,662 [a]	264,018
				3,176,607
Diversified Financial Services—7.6%				
American International Group, Sr. Unscd. Notes	5.85	1/16/18	300,000	302,533

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)						
Ameriprise Financial, Jr. Sub. Notes		7.52	6/1/66	240,000	b	239,371
Amvescap, Gtd. Notes		5.63	4/17/12	290,000		286,264
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	340,000	a	269,375
CIT Group, Sr. Notes		5.02	8/15/08	185,000	b	183,578
Citigroup Capital XXI, Gtd. Bonds		8.30	12/21/77	550,000	b	575,935
Countrywide Financial, Gtd. Notes		5.38	1/5/09	260,000	b	206,036
FCE Bank, Notes	EUR	4.72	9/30/09	235,000	b,d	312,607
Fuji JGB Investment, Sub. Bonds		9.87	12/29/49	200,000	a,b	201,850
Goldman Sachs Capital II, Gtd. Bonds		5.79	12/29/49	170,000	b	151,497
Goldman Sachs Group, Sr. Sub. Notes		6.75	10/1/37	425,000		417,721
HSBC Finance, Sr. Notes		5.34	9/14/12	280,000	b,c	270,709
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	215,000	a	183,825
International Lease Finance, Sr. Unscd. Notes		5.25	5/24/10	125,000	b	123,365
Janus Capital Group, Notes		6.25	6/15/12	345,000		353,576
Jefferies Group, Sr. Unscd. Notes		7.75	3/15/12	140,000		152,153
John Deere Capital, Notes		5.16	9/1/09	80,000	b	80,187
Kaupthing Bank, Sr. Notes		5.94	1/15/10	235,000	a,b	234,304
Lehman Brothers Holdings, Sub. Notes		6.88	7/17/37	475,000		465,844
Leucadia National, Sr. Unscd. Notes		7.00	8/15/13	115,000		110,688

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
MBNA Capital A, Gtd. Cap. Secs., Ser. A	8.28	12/1/26	80,000	83,189
Merrill Lynch & Co., Notes, Ser. C	4.25	2/8/10	793,000	777,760
Merrill Lynch & Co., Notes, Ser. C	5.10	2/5/10	80,000 [b]	77,997
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	205,000	209,144
Merrill Lynch & Co., Sub. Notes	6.11	1/29/37	470,000	416,411
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	165,000	168,596
NIPSCO Capital Markets, Notes	7.86	3/27/17	85,000	96,126
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	430,000 [a,b]	438,519
SLM, Unscd. Notes, Ser. A	4.50	7/26/10	280,000	256,966
SLM, Unscd. Notes, Ser. A	5.22	7/27/09	285,000 [b]	268,191
Tokai Preferred Capital, Bonds	9.93	12/29/49	420,000 [a,b]	425,607
				8,339,924
Electric Utilities—2.5%				
AES, Sr. Unsub. Notes	8.88	2/15/11	185,000	193,788
AES, Sr. Notes	9.38	9/15/10	20,000	21,100
Dominion Resources, Sr. Unscd. Notes, Ser. B	5.05	11/14/08	140,000 [b]	139,758
Enel Finance International, Gtd. Bonds	6.25	9/15/17	515,000 [a]	522,076
FirstEnergy, Unsub. Notes, Ser. B	6.45	11/15/11	570,000	589,091
IPALCO Enterprises, Scd. Notes	8.63	11/14/11	85,000 [b]	89,250
National Grid, Sr. Unscd. Notes	6.30	8/1/16	150,000	153,387

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Electric Utilities (continued)						
Niagara Mohawk Power, Sr. Unscd. Notes, Ser. G		7.75	10/1/08	215,000		219,322
NiSource Finance, Gtd. Notes		5.59	11/23/09	275,000	b	272,466
Nisource Finance, Sr. Unscd. Notes		6.40	3/15/18	95,000		94,962
Ohio Power, Unscd. Notes		5.42	4/5/10	145,000	b	143,805
Pepco Holdings, Sr. Unscd. Notes		5.75	6/1/10	180,000	b	179,660
Texas Utilities, Sr. Unscd. Notes, Ser. C		6.38	1/1/08	65,000		65,000
						2,683,665
Environmental Control−.3%						
Allied Waste North America, Scd. Notes, Ser. B		5.75	2/15/11	10,000		9,850
Oakmont Asset Trust, Notes		4.51	12/22/08	130,000	a	129,622
USA Waste Services, Sr. Unscd. Notes		7.00	7/15/28	175,000		186,174
						325,646
Food & Beverages−.3%						
H.J. Heinz, Notes		6.43	12/1/20	150,000	a	152,741
Kraft Foods, Sr. Unscd. Notes		6.88	2/1/38	150,000		156,233
						308,974
Foreign/Governmental−2.3%						
Arab Republic of Egypt, Unsub. Notes	EGP	8.75	7/18/12	1,110,000	a,d	206,796
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.33	6/16/08	220,000	b	219,230
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	665,000	c,d	406,659
Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	2,600,000	d	247,031

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Foreign/Governmental (continued)						
Mexican Bonos,						
Bonds, Ser. M 30	MXN	10.00	11/20/36	1,220,000	d	133,061
Republic of Argentina,						
Bonds		5.39	8/3/12	1,560,000	b	883,350
Russian Federation,						
Unsub. Bonds		8.25	3/31/10	355,571	a	369,794
						2,465,921
Health Care–.7%						
Baxter International,						
Sr. Unscd. Notes		5.20	2/16/08	140,000		140,027
HCA,						
Sr. Unscd. Notes		6.75	7/15/13	50,000		44,750
HCA,						
Sr. Unscd. Notes		7.88	2/1/11	115,000		112,700
HCA,						
Sr. Unscd. Notes		8.75	9/1/10	150,000		152,063
Medco Health Solutions,						
Sr. Unscd. Notes		7.25	8/15/13	60,000		65,803
Pacific Life Global Funding,						
Notes		3.75	1/15/09	220,000	a	217,475
Tenet Healthcare,						
Sr. Notes		6.38	12/1/11	70,000		64,050
						796,868
Lodging & Entertainment–.2%						
MGM Mirage,						
Gtd. Notes		8.50	9/15/10	155,000		161,587
Mohegan Tribal Gaming Authority,						
Sr. Unscd. Notes		6.13	2/15/13	20,000		19,650
						181,237
Machinery–.1%						
Case New Holland,						
Gtd. Notes		7.13	3/1/14	65,000		65,162
Terex,						
Gtd. Notes		7.38	1/15/14	60,000		61,050
						126,212
Manufacturing–.1%						
Tyco International Group,						
Gtd. Notes		6.88	1/15/29	60,000		**60,936**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media—1.3%				
Comcast, Gtd. Notes	5.54	7/14/09	450,000 b	448,526
Comcast, Gtd. Notes	6.30	11/15/17	205,000	213,083
News America, Gtd. Notes	6.15	3/1/37	435,000	421,599
Time Warner, Gtd. Notes	5.11	11/13/09	290,000 b	282,990
				1,366,198
Oil & Gas—1.1%				
Anadarko Petroleum, Sr. Unscd. Notes	5.39	9/15/09	669,000 b	658,913
ANR Pipeline, Sr. Notes	7.00	6/1/25	50,000	55,140
BJ Services, Sr. Unscd. Notes	5.29	6/1/08	500,000 b	500,525
				1,214,578
Property & Casualty Insurance—1.1%				
Allmerica Financial, Debs.	7.63	10/15/25	75,000	72,844
Chubb, Sr. Unscd. Notes	5.47	8/16/08	250,000	250,338
Hartford Financial Services Group, Sr. Notes	5.66	11/16/08	250,000	252,521
Leucadia National, Sr. Unscd. Notes	7.13	3/15/17	355,000	330,150
Lincoln National, Sr. Unscd. Notes	5.21	3/12/10	240,000 b	235,815
Phoenix, Sr. Unscd. Notes	6.68	2/16/08	70,000	70,085
				1,211,753
Real Estate Investment Trusts—2.4%				
Boston Properties, Sr. Unscd. Notes	5.63	4/15/15	85,000	82,323
Commercial Net Realty, Sr. Unscd. Notes	6.15	12/15/15	100,000	100,071
Duke Realty, Sr. Notes	5.88	8/15/12	255,000	257,864

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Duke Realty, Sr. Notes	6.95	3/15/11	170,000	178,336
ERP Operating, Notes	4.75	6/15/09	55,000	54,282
ERP Operating, Notes	5.13	3/15/16	75,000	69,894
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	50,000	49,491
Federal Realty Investment Trust, Notes	6.00	7/15/12	55,000	56,505
Healthcare Realty Trust, Sr. Unscd. Notes	8.13	5/1/11	225,000	245,831
HRPT Properties Trust, Sr. Unscd. Notes	5.59	3/16/11	125,000 [b]	120,770
Istar Financial, Sr. Unscd. Notes	5.50	3/9/10	300,000 [b]	269,155
Liberty Property, Sr. Unscd. Notes	6.63	10/1/17	360,000	360,837
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	335,000	339,671
Mack-Cali Realty, Sr. Unscd. Notes	5.13	1/15/15	75,000	73,896
Mack-Cali Realty, Notes	5.25	1/15/12	55,000	55,823
Regency Centers, Gtd. Notes	5.25	8/1/15	125,000	118,659
Simon Property Group, Notes	4.60	6/15/10	105,000	104,436
Simon Property Group, Notes	4.88	8/15/10	75,000	74,371
				2,612,215
Residential Mortgage Pass-Through Ctfs.–2.3%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	45,371 [a,b]	45,107
Banc of America Mortgage Securities, Ser. 2004-F, Cl. 2A7	4.15	7/25/34	264,621 [b]	262,847

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	38,077 b	38,230
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	160,000 b	152,377
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	5.62	2/25/36	118,563 b	87,973
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	6.37	2/25/36	87,824 b	59,955
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.22	5/25/36	64,370 b	60,785
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	90,101 b	91,129
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	105,000 b	97,234
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	63,624 b	62,068
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.96	10/25/36	70,000 b	69,522
Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5	4.86	2/25/35	200,000 b	188,841
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	150,000 b	143,295
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	115,000 b	106,021
Structured Asset Mortgage Investments, Ser. 1998-2, Cl. B	5.84	4/30/30	1,670 b	1,663
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	135,000 b	133,488
WaMu Mortgage Pass Through Certificates, Ser. 2003-AR10, Cl. A6	4.06	10/25/33	203,000 b	201,845
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR9, Cl. A7	4.14	8/25/34	165,000 b	163,630

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	410,562 b	407,837
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	150,000	149,054
				2,522,901
Retail—.2%				
CVS Caremark, Sr. Unscd. Notes	5.44	6/1/10	110,000 b	108,894
Home Depot, Sr. Unscd. Notes	5.12	12/16/09	85,000 b	83,313
May Department Stores, Unscd. Notes	4.80	7/15/09	45,000	44,761
				236,968
Specialty Steel—.2%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	175,000 a	**176,750**
State/Territory Gen Oblg—1.9%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/24	450,000	426,069
California GO (Insured; AMBAC)	3.50	10/1/27	75,000	63,587
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	75,000	69,107
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	100,000 b	94,810
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	410,000	386,265
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	160,000	156,234

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	165,000	157,418
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	300,000	288,495
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	455,000	418,090
				2,060,075
Telecommunications−3.0%				
America Movil, Gtd. Notes	4.96	6/27/08	45,000 [b]	45,000
AT & T, Sr. Unscd. Notes	4.96	5/15/08	125,000 [b]	124,895
AT & T, Sr. Unscd. Notes	4.98	2/5/10	245,000 [b]	242,929
France Telecom, Sr. Unsub. Notes	7.75	3/1/11	110,000 [b]	118,313
Intelsat Bermuda, Sr. Unscd. Notes	11.25	6/15/16	105,000	108,937
Intelsat, Sr. Unscd. Notes	5.25	11/1/08	200,000	198,500
Intelsat, Sr. Unscd. Notes	7.63	4/15/12	105,000	86,625
Qwest, Sr. Unscd. Notes	7.50	10/1/14	190,000	193,800
Qwest, Sr. Notes	7.88	9/1/11	65,000	67,925
Qwest, Sr. Notes	8.24	6/15/13	100,000 [b]	102,500
Sprint Capital, Gtd. Notes	6.88	11/15/28	400,000	380,365
Telefonica Emisiones, Gtd. Notes	5.23	6/19/09	240,000 [b]	238,322

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	470,000	483,859
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	150,000	150,638
Time Warner,				
Gtd. Notes	5.88	11/15/16	695,000	691,909
U.S. West Communications,				
Notes	5.63	11/15/08	70,000	70,000
				3,304,517
Textiles & Apparel–.3%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	275,000	**282,496**
Transportation–.1%				
Ryder System,				
Notes	3.50	3/15/09	130,000	**128,573**
U.S. Government Agencies/				
Mortgage-Backed–36.5%				
Federal Home Loan Mortgage Corp.:				
4.00%, 10/1/09			74,092	73,266
4.50%, 10/1/09			65,297	64,841
5.00%, 10/1/18			402,827	403,883
5.50%			6,895,000 e	6,882,693
5.50%, 11/1/22–12/1/36			3,519,218	3,540,258
6.00%, 7/1/17–12/1/37			6,245,679	6,354,041
Federal National Mortgage Association:				
3.53%, 7/1/10			275,627	270,884
4.06%, 6/1/13			100,000	97,512
5.00%,			195,000 e	195,213
5.00%, 7/1/11–1/1/22			1,824,240	1,827,988
5.50%, 8/1/22–1/1/37			2,236,047	2,250,229
6.00%			5,240,000 e	5,325,967
6.00%, 9/1/22–12/1/37			5,561,037	5,658,534
6.50%			790,000 e	812,088
6.50%, 12/1/31–12/1/37			2,549,394	2,621,958
7.00%, 5/1/32–7/1/32			43,174	45,466
Grantor Trust,				
Ser. 2001-T11, Cl. B, 5.50%, 9/25/11			75,000	77,358
Grantor Trust,				
Ser. 2001-T6, Cl. B, 6.09%, 5/25/11			275,000	287,546
Government National Mortgage Association I:				
6.50%, 9/15/32			60,481	62,714
8.00%, 2/15/30–5/15/30			5,067	5,486

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Government National Mortgage		
Association I (continued):		
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	305,574	298,006
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18	180,780	178,295
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	118,261	115,423
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	152,014	148,789
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	180,861	177,169
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	135,178	132,816
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	65,214	64,020
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	250,092	245,542
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	102,419	100,933
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	64,571	63,905
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	72,815	71,992
Ser. 2004-108, Cl. A, 4.00%, 5/16/27	109,698	108,270
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	106,490	105,323
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	97,860	96,821
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	150,194	148,323
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	85,397	84,509
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	59,843	59,228
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	132,401	131,095
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	212,784	210,506
Ser. 2005-14, Cl. A, 4.13%, 2/16/27	105,370	104,416
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	146,670	145,356
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	147,923	147,037
		39,795,699
U.S. Government Securities–25.8%		
U.S. Treasury Notes:		
3.88%, 9/15/10	7,780,000 c	7,948,367
4.50%, 4/30/12	15,180,000 c	15,861,916
4.63%, 11/15/16	4,175,000 c	4,373,642
		28,183,925
Total Bonds and Notes		
(cost $117,996,590)		**117,699,368**

Preferred Stocks–.3%	Shares	Value ($)
Banks–.0%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	1,300	**38,350**

Preferred Stocks (continued)	Shares	Value ($)
Diversified Financial Services−.2%		
AES Trust VII, Conv., Cum. $3.00	3,450	**171,638**
Manufacturing−.1%		
CIT Group	8,500 ᶠ	**160,310**
Total Preferred Stocks (cost $448,979)		**370,298**

Options−.4%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA Interest Rate, October 2009 @ 4	5,090,000	39,242
3-Month USD Libor-BBA, Swaption	950,000	45,885
6-Month USD Libor-BBA, Swaption	3,530,000	273,519
U.S. Treasury 5 Year Notes, January 2008 @ 109.5	9,100,000	102,375
Total Options (cost $373,648)		**461,021**

Short-Term Investments−.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.01%, 3/27/08 (cost $390,178)	393,000 ᵍ	**390,056**

Other Investment−1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,793,000)	1,793,000 ʰ	**1,793,000**

Investment of Cash Collateral for Securities Loaned—25.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $27,668,329)	27,668,329 [h]	**27,668,329**
Total Investments (cost $148,670,724)	**136.1%**	**148,382,072**
Liabilities, Less Cash and Receivables	**(36.1%)**	**(39,323,866)**
Net Assets	**100.0%**	**109,058,206**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $8,580,450 or 7.9% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on loan is $28,388,070 and the total market value of the collateral held by the fund is $29,015,479, consisting of cash collateral of $27,668,329 and U.S. Government and Agency securities valued at $1,347,150.*

[d] *Principal amount stated in U.S. Dollars unless otherwise noted.*
BRL—Brazilian Real
EGP—Egyptian Pound
EUR—Euro
MXN—Mexican Peso

[e] *Purchased on a forward commitment basis.*

[f] *Non-income producing security.*

[g] *All or partially held by a broker as collateral for open financial futures positions.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	62.3	State/Government	
Corporate Bonds	29.1	General Obligations	1.9
Short-Term/Money		Options	.4
Market Investments	27.4	Preferred Stocks	.3
Asset/Mortgage-Backed	12.4		
Foreign/Governmental	2.3		**136.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	15	3,153,750	March 2008	5,833
U.S. Treasury 5 Year Notes	106	11,689,813	March 2008	72,330
U.S. Treasury 10 Year Notes	83	9,411,422	March 2008	79,018
U.S. Treasury 30 Year Notes	7	814,625	March 2008	1,157
				158,338

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2007

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Notes	9,100,000	(55,453)
January 2008 @ 110.5		
Put Options		
U.S. Treasury 5 Year Notes		
January 2008 @ 108.5	9,100,000	(11,375)
(Premiums received $73,532)		**(66,828)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $28,388,070)–Note 1(c):		
Unaffiliated issuers	119,209,395	118,920,743
Affiliated issuers	29,461,329	29,461,329
Cash		93,905
Cash denominated in foreign currencies	21,668	21,692
Receivable for investment securities sold		12,044,573
Receivable for shares of Beneficial Interest subscribed		1,896,827
Dividends and interest receivable		903,304
Unrealized appreciation on swap contracts–Note 4		175,976
Swaps premium paid		150,639
Receivable for futures variation margin–Note 4		84,485
Receivable from broker for swap transactions–Note 4		23,974
Unrealized appreciation on forward currency exchange contracts–Note 4		3,091
		163,780,538
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		93,167
Liability for securities on loan–Note 1(c)		27,668,329
Payable for open mortgage backed dollar rolls		23,180,320
Payable for investment securities purchased		3,206,416
Unrealized depreciation on swap contracts–Note 4		446,101
Outstanding options written, at value (premiums received		
$73,532)–See Statement of Options Written–Note 4		66,828
Payable for shares of Beneficial Interest redeemed		56,117
Payable to broker from swap transactions–Note 4		3,507
Unrealized depreciation on forward currency exchange contracts–Note 4		1,547
		54,722,332
Net Assets ($)		**109,058,206**
Composition of Net Assets ($):		
Paid-in capital		113,072,431
Accumulated undistributed investment income–net		100,784
Accumulated net realized gain (loss) on investments		(3,723,637)
Accumulated net unrealized appreciation (depreciation) on investments,		
options transactions, swap transactions and foreign currency transactions		
(including $158,338 net unrealized appreciation on financial futures)		(391,372)
Net Assets ($)		**109,058,206**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	87,380,936	2,387,493	16,803,824	2,485,953
Shares Outstanding	8,168,692	223,216	1,569,656	232,635
Net Asset Value Per Share ($)	**10.70**	**10.70**	**10.71**	**10.69**

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Interest	3,766,641
Cash dividends:	
Unaffiliated issuers	15,313
Affiliated issuers	67,875
Income from securities lending	42,686
Total Income	**3,892,515**
Expenses:	
Management fee–Note 3(a)	495,841
Distribution and serivce fees–Note 3(b)	234,421
Directors' fees–Note 3(a)	7,857
Loan commitment fees–Note 2	583
Total Expenses	**738,702**
Less–Directors fees reimbursed by the Manager	(7,857)
Net Expenses	**730,845**
Investment Income-Net	**3,161,670**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transcations	1,131,642
Net realized gain (loss) on options transactions	3,267
Net realized gain (loss) on financial futures	56,626
Net realized gain (loss) on swap transactions	50,989
Net realized gain (loss) on forward currency exchange contracts	47,190
Net Realized Gain (Loss)	**1,289,714**
Net unrealized appreciation (depreciation) on investments, forward currency exchange contracts, foreign currency transaction, options and swap transactions (including $130,894 net unrealized appreciation on financial futures)	(536,579)
Net Realized and Unrealized Gain (Loss) on Investments	**753,135**
Net Increase in Net Assets Resulting from Operations	**3,914,805**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment income–net	3,161,670	2,198,873
Net realized gain (loss) on investments	1,289,714	(190,028)
Net unrealized appreciation (depreciation) on investments	(536,579)	434,034
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,914,805**	**2,442,879**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,876,707)	(2,033,770)
Class B shares	(100,785)	(129,603)
Class C shares	(225,635)	(69,336)
Class I shares	(102,455)	(84,536)
Net realized gain on investments:		
Class A shares	(48,213)	–
Class B shares	(1,335)	–
Class C shares	(8,877)	–
Class I shares	(1,390)	–
Total Dividends	**(3,365,397)**	**(2,317,245)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	50,085,831	12,417,172
Class B shares	983,072	667,285
Class C shares	15,662,545	1,285,514
Class I shares	611,994	595,821
Dividends reinvested:		
Class A shares	2,420,270	1,705,392
Class B shares	74,967	97,660
Class C shares	170,866	29,617
Class I shares	88,620	66,131
Cost of shares redeemed:		
Class A shares	(12,808,421)	(10,912,615)
Class B shares	(1,452,767)	(2,022,593)
Class C shares	(1,231,767)	(887,977)
Class I shares	(370,014)	(319,730)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**54,235,196**	**2,721,677**
Total Increase (Decrease) in Net Assets	**54,784,604**	**2,847,311**
Net Assets ($):		
Beginning of Period	54,273,602	51,426,291
End of Period	**109,058,206**	**54,273,602**
Undistributed (distributions in excess of) investment income–net	100,784	(72,636)

	Year Ended December 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	4,718,997	1,178,484
Shares issued for dividends reinvested	227,431	161,611
Shares redeemed	(1,205,914)	(1,033,981)
Net Increase (Decrease) in Shares Outstanding	**3,740,514**	**306,114**
Class B[b]		
Shares sold	92,637	63,406
Shares issued for dividends reinvested	7,043	9,261
Shares redeemed	(136,389)	(192,381)
Net Increase (Decrease) in Shares Outstanding	**(36,709)**	**(119,714)**
Class C		
Shares sold	1,473,210	121,979
Shares issued for dividends reinvested	16,026	2,803
Shares redeemed	(115,929)	(83,950)
Net Increase (Decrease) in Shares Outstanding	**1,373,307**	**40,832**
Class I		
Shares sold	57,330	55,827
Shares issued for dividends reinvested	8,336	6,271
Shares redeemed	(34,774)	(30,267)
Net Increase (Decrease) in Shares Outstanding	**30,892**	**31,831**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 51,873 Class B shares representing $554,821 were automatically converted to 51,868 Class A shares and during the period ended December 31, 2006, 97,534 Class B shares representing $1,024,145 were automatically converted to 97,513 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended December 31,		
Class A Shares	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	10.67	10.65	10.94	10.90	10.75
Investment Operations:					
Investment income—net[b]	.48	.47	.40	.37	.33
Net realized and unrealized gain (loss) on investments	.07	.04	(.13)	.18	.26
Total from Investment Operations	.55	.51	.27	.55	.59
Distributions:					
Dividends from investment income—net	(.51)	(.49)	(.48)	(.47)	(.39)
Dividends from net realized gain on investments	(.01)	–	(.08)	(.04)	(.05)
Total Distributions	(.52)	(.49)	(.56)	(.51)	(.44)
Net asset value, end of period	10.70	10.67	10.65	10.94	10.90
Total Return (%)[c]	5.55	4.67	2.50	5.15	5.51
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.96	.95	.95	.95	.95
Ratio of net expenses to average net assets[d]	.95	.95	.95	.95	.95
Ratio of net investment income to average net assets	4.56	4.43	3.72	3.38	3.06
Portfolio Turnover Rate	486.15[e]	422.95[e]	345.82[e]	315.33[e]	469.41[e]
Net Assets, end of period ($ x 1,000)	87,381	47,253	43,915	43,466	43,811

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 3.52% to 3.38%.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] The differences for periods represents less than .01%.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were 330.38%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	10.67	10.65	10.93	10.90	10.75
Investment Operations:					
Investment income−net[b]	.40	.38	.32	.30	.25
Net realized and unrealized gain (loss) on investments	.07	.05	(.12)	.16	.25
Total from Investment Operations	.47	.43	.20	.46	.50
Distributions:					
Dividends from investment income−net	(.43)	(.41)	(.40)	(.39)	(.30)
Dividends from net realized gain on investments	(.01)	−	(.08)	(.04)	(.05)
Total Distributions	(.44)	(.41)	(.48)	(.43)	(.35)
Net asset value, end of period	10.70	10.67	10.65	10.93	10.90
Total Return (%)[c]	4.68	3.90	1.84	4.27	4.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.71	1.70	1.70	1.70	1.70
Ratio of net expenses to average net assets[d]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	3.85	3.68	2.99	2.77	2.31
Portfolio Turnover Rate	486.15[e]	422.95[e]	345.82[e]	315.33[e]	469.41[e]
Net Assets, end of period ($ x 1,000)	2,387	2,773	4,044	6,537	10,309

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 2.88% to 2.77%.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] The differences for periods represents less than .01%.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were 330.38%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	10.68	10.66	10.94	10.91	10.76
Investment Operations:					
Investment income—net[b]	.37	.39	.32	.29	.25
Net realized and unrealized gain (loss) on investments	.10	.04	(.12)	.17	.25
Total from Investment Operations	.47	.43	.20	.46	.50
Distributions:					
Dividends from investment income—net	(.43)	(.41)	(.40)	(.39)	(.30)
Dividends from net realized gain on investments	(.01)	–	(.08)	(.04)	(.05)
Total Distributions	(.44)	(.41)	(.48)	(.43)	(.35)
Net asset value, end of period	10.71	10.68	10.66	10.94	10.91
Total Return (%)[c]	4.64	3.89	1.83	4.28	4.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.72	1.70	1.70	1.70	1.70
Ratio of net expenses to average net assets[d]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	3.67	3.67	2.98	2.66	2.31
Portfolio Turnover Rate	486.15[e]	422.95[e]	345.82[e]	315.33[e]	469.41[e]
Net Assets, end of period ($ x 1,000)	16,804	2,097	1,658	1,598	1,692

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 2.80% to 2.66%.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] The differences for periods represents less than .01%.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were 330.38%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

Class I Shares	Year Ended December 31,				
	2007a	2006	2005	2004b	2003
Per Share Data ($):					
Net asset value, beginning of period	10.66	10.64	10.93	10.89	10.74
Investment Operations:					
Investment income—netc	.51	.49	.43	.39	.37
Net realized and unrealized gain (loss) on investments	.07	.05	(.13)	.19	.24
Total from Investment Operations	.58	.54	.30	.58	.61
Distributions:					
Dividends from investment income—net	(.54)	(.52)	(.51)	(.50)	(.41)
Dividends from net realized gain on investments	(.01)	–	(.08)	(.04)	(.05)
Total Distributions	(.55)	(.52)	(.59)	(.54)	(.46)
Net asset value, end of period	10.69	10.66	10.64	10.93	10.89
Total Return (%)	5.72	4.93	2.76	5.43	5.78
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.70	.70	.70
Ratio of net expenses to average net assetsd	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	4.83	4.68	3.97	3.61	3.70
Portfolio Turnover Rate	486.15e	422.95e	345.82e	315.33e	469.41e
Net Assets, end of period ($ x 1,000)	2,486	2,151	1,809	1,926	2,202

a   *Effective June 1, 2007, Class R shares were redesignated as Class I share.*
b   *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 3.74% to 3.61%.*
c   *Based on average shares outstanding at each month end.*
d   *The differences for periods represents less than .01%.*
e   *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were 330.38%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.*
See notes to financial statements.

NOTE 1 - Significant Accounting Policies:

Dreyfus Premier Managed Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering eight series, including the fund, as of the date of this report. The fund's investment objective is to seek high current income consistent with what is believed to be prudent risk of capital primarily through investments in investment-grade corporate and U.S. Government obligations which primarily have maturities of 10 years or less. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment advisor.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class I. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank,

N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $22,985, from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examinations by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $142,243, accumulated capital losses $3,120,506 and unrealized depreciation $1,035,962.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $2,840,637 of the carryover expires in fiscal 2008 and $279,869 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006, were as follows: ordinary income $3,365,397 and $2,317,245, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, treasury inflation protected securities, paydown gains and losses, swap periodic payments, foreign currency transactions and expiration of captial loss carryover, the fund increased accumulated undistributed investment income-net by $317,332, increased net realized gain (loss) on investments by $2,744,917 and decreased paid-in capital by $3,062,249. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended December 31, 2007, the Distributor retained $7,103 from commissions earned on sales of the fund's Class A shares and $5,234 and $249 from CDSC on redemptions on the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended December 31, 2007, Class A, Class B and Class C shares were charged $151,194, $18,628 and $43,792, respectively, pursuant to their respective Plans. Class B and Class C shares were charged $6,209 and $14,598, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $60,799, Rule 12b-1 distribution plan fees $28,732 and shareholder services plan fees $3,636.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, futures, options and swap transactions during the period ended December 31, 2007, amounted to $488,424,848 and $441,792,336, respectively, of which $141,487,943 in purchases and $141,559,506 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended December 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2006	3,395,000	12,222	–	–
Contracts written	292,100,000	266,296		
Contracts terminated;				
Closed	221,200,000	105,054	142,719	(37,665)
Expired	56,095,000	99,932	–	99,932
Total contracts terminated	277,295,000	204,986	142,719	62,267
Contracts outstanding December 31, 2007	**18,200,000**	**73,532**		

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007 are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Russian Ruble, expiring 3/19/2008	5,260,000	212,508	214,009	1,501
Saudi Arabia Riyal, expiring 3/25/2008	580,000	155,454	155,412	(42)
Saudi Arabia Riyal, expiring 3/25/2008	105,000	28,226	28,135	(91)
Saudi Arabia Riyal, expiring 3/25/2008	880,000	235,862	235,799	(63)
Sales:		**Proceeds ($)**		
Euro, expiring 3/19/2008	100,000	147,680	146,090	1,590
Euro, expiring 3/19/2008	70,000	100,912	102,263	(1,351)
Total				**1,544**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at December 31, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
1,070,000	Altria Group, 7%, 11/4/2013	Citibank	(.27)	12/20/2011	209
330,000	Auto Receivable Backed, 2007-1, BBB Index	Lehman Brothers	1.50	2/15/2014	(40,272)
540,000	Auto Receivable Backed, 2007-1, BBB Index	Lehman Brothers	1.50	2/15/2014	(64,298)
90,000	Autozone, 5.875%, 10/15/2012	Deutsche Bank	(.70)	9/20/2017	(743)
580,000	Autozone, 5.875%, 10/15/2012	Goldman, Sachs & Co.	(.62)	6/20/2017	(1,475)
125,000	Block Financial, 5.125%, 10/30/2014	Barclays	(2.30)	12/20/2012	1,243

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
300,000	Block Financial, 5.125%, 10/30/2014	Barclays	(1.95)	9/20/2014	7,999
95,000	Block Financial, 5.125%, 10/30/2014	JPMorgan	(2.80)	12/20/2012	(1,034)
100,000	Block Financial, 5.125%, 10/30/2014	JPMorgan	(2.25)	12/20/2012	1,203
210,000	Block Financial, 5.125%, 10/30/2014	Morgan Stanley	(1.95)	9/20/2014	5,599
600,000	Block Financial, 5.125%, 10/30/2014	Morgan Stanley	(2.32)	12/20/2012	5,341
420,000	Capital One Financial, 6.25%, 11/15/2013	Barclays	(2.50)	12/20/2012	2,159
230,000	Capital One Financial, 6.25%, 11/15/2013	Deutsche Bank	(2.53)	12/20/2012	1,215
530,000	Capital One Financial, 6.25%, 11/15/2013	Deutsche Bank	(2.57)	12/20/2012	1,151
188,000	Capital One Financial, 6.25%, 11/15/2013	Goldman, Sachs & Co.	(2.55)	12/20/2012	835
270,000	Capital One Financial, 6.25%, 11/15/2013	Goldman, Sachs & Co.	(2.35)	12/20/2012	3,453
140,000	Capital One Financial, 6.25%, 11/15/2013	JPMorgan	(2.75)	12/20/2012	(553)
242,000	Capital One Financial, 6.25%, 11/15/2013	JPMorgan	(2.35)	12/20/2012	3,095
198,000	CenturyTel, 7.875%, 8/15/2012	Citibank	(1.16)	9/20/2015	(5,366)
58,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	(1,534)
75,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(.85)	9/20/2017	(215)
240,000	CSX, 5.3%, 2/15/2014	Goldman, Sachs & Co.	(.66)	12/20/2012	169
330,000	CSX, 5.3%, 2/15/2014	JPMorgan	(.65)	12/20/2012	381
360,000	CSX, 5.3%, 2/15/2014	Merrill Lynch	(.69)	12/20/2012	(234)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
355,000	Darden Restaurants, 7.125%, 2/1/2016	Deutsche Bank	(.66)	12/20/2012	2,590
285,000	Darden Restaurants, 7.125%, 2/1/2016	Goldman, Sachs & Co.	(.63)	12/20/2012	2,465
290,000	Darden Restaurants, 7.125%, 2/1/2016	Morgan Stanley	(.61)	12/20/2012	2,768
930,000	Dow Jones CDX.NA.IG.9 Index	Goldman, Sachs & Co.	(.80)	12/20/2017	8,326
955,000	Eastman Chemical, 7.6%, 2/1/2027	Morgan Stanley	(.50)	12/20/2012	(1,958)
260,000	FedEx, 7.25%, 2/15/2011	Citibank	(.60)	12/20/2012	203
520,000	FedEx, 7.25%, 2/15/2011	Citibank	(.55)	12/20/2012	1,579
150,000	FedEx, 7.25%, 2/15/2011	JPMorgan	(.54)	12/20/2012	523
125,000	First Data, 4.7%, 8/1/2013	Lehman Brothers	2.90	12/20/2009	(1,891)
405,000	Global Structured Tranche 0-3%	JPMorgan	-	9/20/2013	(39,385)
288,000	Global Structured Tranche 0-3%	Morgan Stanley	-	9/20/2013	(19,445)
277,000	Global Structured Tranche 0-3%	UBS	-	9/20/2013	(27,215)
705,000	Goldman Sachs Group Inc.	Merrill Lynch	(.69)	3/20/2013	(1,153)
705,000	HSBC Finance Corp.	Merrill Lynch	(1.11)	3/20/2013	1,005
500,000	Humana Inc.	Goldman, Sachs & Co.	(.58)	3/20/2013	(774)
1,880,000	iTraxx Europe Senior Financials Series 8	Barclays	(.45)	12/20/2012	17,857
2,500,000	iTraxx Europe Senior Financials Series 8	JPMorgan	(.45)	12/20/2012	23,199
1,300,000	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	Lehman Brothers	(.35)	12/20/2014	902
269,000	News America, 7.25%, 5/18/2018	Lehman Brothers	.47	12/20/2009	1,362
535,000	Northern Tobacco, 5%, 6/1/2046	Citibank	1.35	12/20/2011	(24,324)
410,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	(2,331)
410,000	Republic of the Philippines, 10.625%, 3/16/2025	Barclays	(2.56)	9/20/2017	(14,659)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
410,000	Republic of Turkey, 11.875%, 1/15/2030	Barclays	(2.82)	9/20/2017	(18,785)
250,000	Republic of Venezuela, 9.25%, 9/15/2027	Deutsche Bank	(2.87)	10/20/2016	27,495
880,000	Republic of Venezuela, 9.25%, 9/15/2027	Barclays	4.45	8/20/2012	18,287
225,000	Republic of Venezuela, 9.25%, 9/15/2027	UBS	(2.33)	11/20/2016	32,246
125,000	Rite Aid, 7.7% 2/15/2027	JPMorgan	3.55	9/20/2010	(10,908)
75,000	Rite Aid, 7.7% 2/15/2027	Lehman Brothers	4.55	9/20/2010	(4,802)
100,000	Rite Aid, 7.7% 2/15/2027	Lehman Brothers	4.85	9/20/2010	(5,706)
535,000	Southern California Tobacco, 5%, 6/1/2037	Citibank	1.35	12/20/2011	(24,324)
210,000	Standish Structured Tranched Portfolio 0-3%	Barclays	13.40	6/20/2012	(111,371)
290,000	State Street, 7.65%, 6/15/2010	Merrill Lynch	(.55)	9/20/2012	(1,284)
280,000	Univision Communication, 7.85%, 7/15/2011	Lehman Brothers	2.60	6/20/2010	(16,055)
500,000	Verizon Communications	Morgan Stanley	(.41)	3/20/2018	1,117
1,410,000	Wachovia Corporation	Merrill Lynch	1.00	3/20/2013	(4,007)
Total					**(270,125)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2007, the cost of investments for federal income tax purposes was $148,888,773; accordingly, accumulated net unrealized depreciation on investments was $506,701, consisting of $1,046,986 gross unrealized appreciation and $1,553,687 gross unrealized depreciation.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Trustees of The Dreyfus/Laurel Funds Trust (the "Trust") held on October 24-25, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the Trust, on behalf of the fund, and Dreyfus Investment Grade Funds, Inc., on behalf of Dreyfus Premier Intermediate Term Income Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 21, 2007 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about February 27, 2008. The Reorganization is expected to take place on or about March 27, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Trustees and Shareholders of
The Dreyfus/Laurel Funds Trust:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Managed Income Fund (the "Fund") of The Dreyfus/Laurel Funds Trust including the statements of investments, financial futures and options written as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Managed Income Fund of The Dreyfus/Laurel Funds Trust as of December 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 22, 2008

In accordance with federal tax law, the fund hereby designates .48% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $15,313 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates 95.50% of ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying interest related dividends. Also, the fund hereby designates $.0060 per share as a short-term capital gain distribution paid on December 27, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

———————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

———————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

———————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director - Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Managed Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: PMNIX	Class B: DTMBX	Class C: DTMCX
	Class I: DTMRX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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